Form 10-K, Exhibit 13
period 1995-12-31
CYTRX CORP
filed 1996-03-27
CIK 799698

EXHIBIT 13.1
CYTRX CORPORATION
FORM 10-K
SELECTED PORTIONS FROM THE
CYTRX CORPORATION 1995 ANNUAL REPORT TO STOCKHOLDERS


    Five Year Selected Financial Data

    Management's Discussion and Analysis of Financial Condition and Results of Operations

    Consolidated Balance Sheets as of December 31, 1995 and 1994

    Consolidated Statements of Operations for the years ended
    December 31, 1995, 1994 and 1993

    Consolidated Statements of Stockholders' Equity for the years ended December 31, 1995, 1994 and 1993

    Consolidated Statements of Cash Flows for the years ended
    December 31, 1995, 1994 and 1993

    Notes to Consolidated Financial Statements

    Report of Independent Auditors dated February 19, 1996

FIVE YEAR SELECTED FINANCIAL DATA
CytRx Corporation and Subsidiaries
					  1995         1994         1993         1992         1991
Statement of Operations Data:
Revenues:
  Net Sales                        $   512,528  $   500,814  $   506,317  $   539,700  $   282,671
  License Fees                         115,000            -    1,500,000    2,000,000    4,500,000
  Investment and Other Income        1,915,802    1,987,204    2,538,221    2,444,408      308,779
Total Revenues                       2,543,330    2,488,018    4,544,538    4,984,108    5,091,450
Net Income (Loss)                  (10,652,582)  (7,700,186)  (3,228,600)     (67,656)   2,519,321
Net Income (Loss) per Common Share       (1.35)       (0.98)      (0.41)        (0.01)        0.47

Balance Sheet Data:
Total Assets                       $30,959,983  $38,660,567  $49,760,261  $52,802,211  $23,784,642
Total Stockholders' Equity          29,770,485   38,026,347   47,685,269   51,248,001   22,692,833

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Condition and Liquidity

At December 31, 1995 the Company had cash and short-term investments of $25.2 million and net assets of $29.8 million, compared to $30.8 million and $38.0 million, respectively, at December 31, 1994. Working capital totaled $24.4 million at December 31, 1995, compared to $30.7 million at December 31, 1994.

In October 1995 Glaxo Wellcome PLC ("GW") informed the Company of its decision to cease development of the Company's RheothRx copolymer and its intention to terminate its license. Since May 1994 RheothRx was under evaluation in a multi-national Phase II/III study in patients with acute myocardial infarction. The trial was planned to eventually enroll more than 9,000 patients. In July, GW completed patient enrollment in Stage 1 of the trial, involving 2,948 patients. An analysis of Stage 1 by GW indicated that RheothRx showed benefit only in certain clinical evaluations which were limited to high dose levels associated with unacceptable toxicity. Lower dosages of the drug were not associated with clinical benefit. Pursuant to CytRx's 1990 license agreement with GW (then Burroughs Wellcome Co.), the Company received a cumulative total of $9 million under the agreement during 1990 to 1993. Subsequent to the termination of its license, GW has no further financial obligations to CytRx. The termination of the RheothRx license by GW had no impact on the accompanying consolidated financial statements.

During 1995 the Company formed a new subsidiary, Proceutics, Inc., to provide preclinical development services to the pharmaceutical industry. CytRx contributed existing property and staff resources to the venture which commenced formal operations in January 1996. Management believes that while Proceutics will continue to provide services to its affiliates, revenue derived from third party sources will contribute to CytRx's consolidated liquidity and capital resources commencing in 1996.

In January 1996 Vetlife signed an agreement with Ivy Laboratories, Inc. to market and distribute Ivy's line of FDA approved cattle growth products and devices in North America. No revenues related to this agreement are anticipated during 1996; marketing activities are expected to begin by January 1997. Management expects that revenue generated from this arrangement will support Vetlife's other development programs.

Although GW's termination of the RheothRx license agreement has negatively impacted CytRx's long-term cash flow potential, management believes that cash and short-term investments, combined with investment income, revenues generated by Proceutics and Vetlife, and sales of TiterMax, will be sufficient to satisfy the Company's working capital needs for the next several years. The Company will consider additional sources of funding as appropriate and available.

Results of Operations

The following table presents the breakdown of consolidated results of operations by operating unit for 1995, 1994 and 1993. Although the subsequent discussion addresses the consolidated results of operations for CytRx and its subsidiaries, management believes this presentation of net results by operating unit is important to an understanding of the consolidated financial statements taken as a whole. No results are shown for Proceutics, Inc. as this subsidiary did not commence formal operations until 1996.

			    Year ended December 31,
     (in thousands)        1995       1994       1993
			  -------    -------    -------
     CytRx              $ (8,441)   $(6,656)   $(1,655)
     Vaxcel               (1,386)      (600)    (1,443)
     Vetlife                (826)      (444)      (131)
			 --------    -------    -------
     Net Loss           $(10,653)   $(7,700)   $(3,229)

Net sales of TiterMax were $513,000 in 1995, as compared to $501,000 in 1994 and $506,000 in 1993. During 1995 selling and marketing expenses were $229,000, as compared to $182,000 in 1994 and $445,000 in 1993. In December 1994 the rights to Titermax were transferred from Vaxcel to CytRx concurrent with the payment of $500,000 from CytRx to Vaxcel. This payment is reflected in the net results by operating unit above, but is eliminated in the consolidated statement of operations. The fluctuations in selling and marketing expenses are due to variances in promotional expenditures as well as personnel resources devoted to the Titermax marketing effort.

License fee revenues of $1.5 million recorded in 1993 were composed solely of $500,000 quarterly payments from GW, which were discontinued during the third quarter of 1993 pursuant to the Company's agreement with GW. As discussed earlier this contract was terminated by Glaxo Wellcome during 1995 (see Note 8 to Consolidated Financial Statements).

Investment income was $1.8 million in 1995, as compared to $1.9 million in 1994 and $2.5 million in 1993. In 1995 CytRx chose to convert the majority of its short-term investments into cash equivalents. At December 31, 1994 the Company had $2.5 million in unrealized losses as a result of 1994's dramatic increase in interest rates. By taking advantage of strength in the bond market during the second quarter of 1995, CytRx reduced its unrealized losses by $1.4 million, recording non-cash charges of $1.1 million during 1995. These charges are shown as a separate line item in the Consolidated Statements of Operations. The Company believes that during the period in which these losses were incurred and then recognized (February 1994 to June 1995), total investment income, net of realized losses, exceeded the amount of potential investment income which would have been realized had the Company invested in shorter-term securities. During the first quarter of 1994 the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (see Note 2 to Consolidated Financial Statements).

Consolidated research and development expenditures during 1995 were $7.1 million versus $6.8 million in 1994 and $4.7 million in 1993. The increase from 1993 to

1994 is primarily attributable to additional scientific staff and resulting laboratory operational expenditures in support of expanded preclinical development efforts on the Company's human therapeutic compounds. The increase from 1994 to 1995 is due to continued clinical development activities for CRL-1336 in early 1995 as well was additional staff and development activities for Vaxcel and Vetlife. Vaxcel and Vetlife together represented approximately 20%, 10% and 18% of consolidated research and development expenses during 1995, 1994 and 1993, respectively.

Consolidated general, administrative and business development expenses during 1995 were $3.3 million as compared to $3.3 million in 1994 and $2.6 million in 1993. The increase from 1993 to 1994 is due to an overall increase in staffing levels and other administrative costs in support of expanded research and development facilities and activities. There were no significant changes in general and administrative costs from 1994 to 1995. Vaxcel and Vetlife together represented approximately 31%, 28% and 25% of consolidated general and administrative expenses during 1995, 1994 and 1993, respectively. Management believes that inflation had no material impact on the Company's operations during the three year period ending December 31, 1995.

Impact of Recently Issued Accounting Standards

In March 1995 the FASB issued Statement of Financial Accounting Standards No. 121 which establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill. The Company will adopt Statement 121 in the first quarter of 1996 and, based on current circumstances, does not believe the effect of adoption will be material.

In October 1995 the FASB issued Statement of Financial Accounting Standards No. 123 which provides an alternative to APB Opinion No. 25 in accounting for stock-based compensation issued to employees. For companies that continue to account for stock-based compensation arrangements under APB Opinion No. 25, Statement No. 123 requires disclosure of the pro forma effect on net income and earnings per share of its fair value based accounting for those arrangements, effective for fiscal years beginning after December 15, 1995. The Company plans to continue accounting for stock option grants in accordance with APB Opinion No. 25 and, accordingly, recognizes no compensation expense for the stock option grant. The Company will make the additional disclosures required by Statement 123 beginning in 1996.

CONSOLIDATED BALANCE SHEETS
CytRx Corporation and Subsidiaries
								December 31,
							  ------------------------
								1995          1994
							  ----------    ----------
ASSETS
Current assets:
  Cash and cash equivalents                              $16,645,570   $ 3,395,974
  Short-term investments (Note 2)                          8,556,235    27,453,502
  Receivables                                                 91,077        68,590
  Inventories (Note 3)                                         6,318         6,651
  Other current assets                                       267,420       447,165
							  ----------    ----------
      Total current assets                                25,566,620    31,371,882

  Property and equipment, net (Note 4)                     5,137,764     5,649,056

Other assets:
  Patents and patent application costs, less accumulated
    amortization of $113,100 at December 31, 1994                  -     1,395,476
  Other                                                      255,599       244,153
							  ----------    ----------
      Total other assets                                     255,599     1,639,629
							  ----------    ----------
      Total assets                                       $30,959,983   $38,660,567
							  ==========    ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                       $   266,125   $   284,179
  Accrued liabilities                                        923,373       350,041
							  ----------     ---------
      Total current liabilities                            1,189,498       634,220

Commitments (Notes 5 and 9)

Stockholders' equity (Notes 2 and 6):
  Common stock, $.001 par value, 18,750,000 shares
    authorized; 7,915,308 and 7,893,962 shares issued
    at December 31, 1995 and 1994, respectively                7,915         7,894
  Additional paid-in capital                              62,514,691    62,350,926
  Treasury stock, at cost (58,750 shares
    at December 31, 1995)                                   (242,343)            -
  Net unrealized loss on investments                               -    (2,475,277)
  Accumulated deficit                                    (32,509,778)  (21,857,196)
							  ----------    ----------
      Total stockholders' equity                          29,770,485    38,026,347
							  ----------    ----------
      Total liabilities and stockholders' equity         $30,959,983   $38,660,567
							  ==========    ==========

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS
CytRx Corporation and Subsidiaries
									       Year Ended December  31,
								    -------------------------------------------
									   1995            1994            1993
								    -----------      ----------      ----------
Revenues:
    Net sales                                                      $    512,528     $   500,814     $   506,317
    License fees (Note 8)                                               115,000               -       1,500,000
    Investment income, net (Note 2)                                   1,803,988       1,890,425       2,514,244
    Other                                                               111,814          96,779          23,977
								      ---------       ---------       ---------
								      2,543,330       2,488,018       4,544,538

Expenses:
    Cost of sales                                                        49,789          57,572          53,741
    Research and development                                          7,070,600       6,769,171       4,719,912
    Selling and marketing                                               228,794         181,542         444,512
    General, administrative and business development                  3,345,857       3,281,324       2,554,973
    Write-off of patent costs (Note 1)                                1,395,476               -               -
    Realized loss on short-term investments (Note 2)                  1,102,622               -               -
    Interest                                                              2,774          29,924               -
								     ----------      ----------       ---------
								     13,195,912      10,319,533       7,773,138
								     ----------      ----------       ---------
Loss before cumulative effect of change in accounting principle     (10,652,582)     (7,831,515)     (3,228,600)

Cumulative effect of change in accounting principle (Note 2)                  -         131,329               -
								     ----------       ---------       ---------
Net loss                                                           $(10,652,582)    $(7,700,186)    $(3,228,600)
								     ==========       =========       =========
Per share amounts:
   Loss before cumulative effect of change in accounting principle       $(1.35)          $(.99)          $(.41)

   Cumulative effect of change in accounting principle (Note 2)               -             .01               -
								     ----------       ---------       ---------
   Net loss per common share                                             $(1.35)          $(.98)          $(.41)
								     ==========       =========       =========

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
CytRx Corporation and Subsidiaries
					 Common Stock<F1>
				       -------------------    Additional                    Net Unrealized
					 Shares                 Paid-in       Accumulated      Loss on       Treasury
				       Outstanding  Amount      Capital         Deficit      Investments      Stock        Total
				       ----------   ------    -----------   -------------   ------------    ---------   -----------
Balance at December 31, 1992            7,869,987   $7,870    $62,168,541   $(10,928,410)   $          -    $       -   $51,248,001
   Issuance of common stock:
      Exercise of stock options            12,791       13         61,861                                                    61,874
      Other                                 2,873        3         53,293                                                    53,296
  Preferred stock redemption                                     (793,851)                                                 (793,851)
  Stock option extensions                                         344,549                                                   344,549
  Net loss                                                                    (3,228,600)                                (3,228,600)
					---------    -----     ----------     ----------      ----------      -------    ----------
Balance at December 31, 1993            7,885,651    7,886     61,834,393    (14,157,010)              -            -    47,685,269
  Cumulative effect of change
   in accounting principle                                                                       131,329                    131,329
   Issuance of common stock:
      Exercise of stock options             3,333        3         37,075                                                    37,078
      Other                                 4,978        5        100,183                                                   100,188
  Net unrealized loss on investments                                                          (2,606,606)                (2,606,606)
  Stock option extensions                                         379,275                                                   379,275
  Net loss                                                                    (7,700,186)                                (7,700,186)
					---------    -----     ----------     ----------       ---------      -------    ----------
Balance at December 31, 1994            7,893,962    7,894     62,350,926    (21,857,196)     (2,475,277)           -    38,026,347
   Issuance of common stock:
      Exercise of stock options             3,926        4         27,476                                                    27,480
      Other                                17,420       17        136,289                                                   136,306
  Reduction of unrealized loss
   on investments                                                                              2,475,277                  2,475,277
  Purchase of treasury stock                                                                                 (242,343)     (242,343)
  Net loss                                                                   (10,652,582)                               (10,652,582)
					---------    -----     ----------     ----------       ---------      -------    ----------
Balance at December 31, 1995            7,915,308   $7,915    $62,514,691   $(32,509,778)    $         -    $(242,343   $29,770,485
					=========    =====     ==========     ==========       =========      =======    ==========

See accompanying notes.
<F1>
* Adjusted for 1-for-4 reverse stock split in February 1996 (see Note 1).

CONSOLIDATED STATEMENTS OF CASH FLOWS
CytRx Corporation
								     Year  Ended  December  31,
							     ---------------------------------------
								    1995          1994          1993
							     -----------    ----------    ----------
Cash flows from operating activities:
    Net loss                                                $(10,652,582)  $(7,700,186)  $(3,228,600)
    Adjustments to reconcile net loss to net
      cash used by operating activities:
	Depreciation and amortization                            568,542       388,330       211,519
	Change in  market value of investments                         -             -         4,314
	Compensation expense on option extensions                      -       379,275       344,549
	Cumulative effect of change in accounting principle            -      (131,329)            -
	Write-off of patent costs                              1,395,476             -             -
	Write-off of fixed assets                                136,647             -             -
	Change in assets and liabilities:
	    Receivables                                          (22,487)      164,093      (152,816)
	    Inventories                                              333         4,242        (2,088)
	    Other assets                                         168,299      (182,041)     (497,953)
	    Accounts payable                                     (18,054)     (561,407)      691,141
	    Other liabilities                                    573,332      (879,365)     (170,352)
							       ---------     ---------     ---------
      Total adjustments                                        2,802,088      (818,202)      428,314
							       ---------     ---------     ---------
	Net cash used by operating activities                 (7,850,494)   (8,518,388)   (2,800,286)

Cash flows from investing activities:
    Sale of short-term investments, net                                -             -     8,829,556
    Purchases of available-for-sale securities                         -   (34,126,236)            -
    Purchases of held-to-maturity securities                  (9,632,312)            -             -
    Sales of available-for-sale securities                    26,437,732    37,279,206             -
    Maturities of available-for-sale securities                        -     4,620,000             -
    Maturities of held-to-maturity securities                  4,625,000             -             -
    Capital expenditures, net                                   (251,773)   (2,851,347)   (3,140,887)
							      ----------     ---------     ---------
	Net cash provided by investing activities             21,178,647     4,921,623     5,688,669

Cash flows from financing activities:
    Net proceeds from issuance of common stock                   163,786       137,266       115,168
    Purchase of treasury stock                                  (242,343)            -             -
    Preferred stock redemption                                         -             -      (793,856)
							      ----------     ---------     ---------
	Net cash provided (used) by financing activities         (78,557)      137,266      (678,688)
							      ----------     ---------     ---------
Net increase (decrease) in cash and cash equivalents          13,249,596    (3,459,499)    2,209,695
Cash and cash equivalents at beginning of year                 3,395,974     6,855,473     4,645,778
							      ----------     ---------     ---------
Cash and cash equivalents at end of year                    $ 16,645,570   $ 3,395,974   $ 6,855,473
							      ==========     =========     =========

Supplemental disclosure of cash flow information:
    Cash paid during the year for interest                  $      2,774   $    29,924   $         -
							      ==========     =========     =========

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CytRx Corporation and Subsidiaries
_____________________________________________________________________

1.   Summary of Significant Accounting Policies

Description of Business - CytRx Corporation and its subsidiaries are engaged in the development of pharmaceutical products. Reference herein to "the Company" includes CytRx and its wholly-owned subsidiaries -- Vaxcel, Inc., Vetlife, Inc. and Proceutics, Inc. Vaxcel is developing the Optivax vaccine delivery system. Vetlife is developing products to enhance food animal growth. Proceutics provides high quality preclinical development services to the pharmaceutical industry.

Basis of Presentation - The consolidated financial statements include the accounts of CytRx Corporation together with those of its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the 1995 financial statement presentation.

Reverse Stock Split - All share and per share information in the accompanying consolidated financial statements and notes thereto has been retroactively adjusted to reflect a one-for-four reverse stock split approved on February 5, 1996 by the Company's stockholders, effective February 6, 1996.

Cash Equivalents - The Company considers all highly liquid debt instruments with an original maturity of 90 days or less to be cash equivalents. Cash equivalents consist primarily of auction-market preferred stock, commercial paper, and amounts invested in money market accounts.

Short-term Investments - Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Marketable equity securities and debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in a separate component of shareholders' equity. Realized gains and losses are included in investment income and are determined on a first-in, first-out basis (see Note
2).

Inventories - Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out method.

Property and Equipment - Property and equipment are stated at cost and depreciated using the straight-line method based on the estimated useful lives of the related assets. Leasehold improvements are amortized over the remaining term of the related lease using the straight-line method.

Patents and Patent Application Costs - Prior to 1995, the Company capitalized the costs associated with obtaining patents on its technologies. During the first quarter of 1995 the Company changed from deferring and amortizing such costs to recording them as expenses when incurred because, even though the Company believes the patents and underlying technology have continuing value, the amount of future benefits to be derived therefrom is uncertain. Accordingly, the new accounting method has been adopted in recognition of a possible change in estimated future benefits. Since the effect of this change in accounting principle is inseparable from the effect of the change in accounting estimate, such change has been accounted for as a change in estimate in accordance with Opinion No. 20 of the Accounting Principles Board. As a result, the Company recorded a non-cash write-off of $1.4 million during 1995 ($.18 per share). Future patent costs are expected to be expensed since the benefits to be derived therefrom are likely to be uncertain.

Loss Per Common Share - Loss per common share is based on the weighted average number of common shares and common share equivalents outstanding during each period. Stock options and warrants outstanding are excluded from the computation of net loss per share since the effect is antidilutive.

Revenue Recognition - Sales are recognized at the time the products are shipped. License fees are recognized as income when they become receivable under the terms of the related contracts (see Note 8), either by the passage of time or upon the occurrence of certain events.

Stock Based Compensation - The Company grants stock options for a fixed number of shares to key employees, directors and consultants with an exercise price equal to the fair market value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants (see Note 6).

Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Standard - Statement of Financial Accounting Standards No. 121 ("SFAS 121") establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill. This statement was issued in 1995 and is required to be adopted January 1, 1996. The Company will adopt SFAS 121 in the first quarter of 1996 and, based on current circumstances, does not believe the effect of adoption will be material.


2.   Short-term Investments

Effective January 1, 1994, CytRx adopted Statement of Financial Accounting Standards No 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). In accordance with SFAS 115, the Company did not restate prior period financial statements. The cumulative effect of adopting SFAS 115 decreased net loss by $131,329 in 1994.

At December 31, 1995 and 1994, the Company has classified all of its short-term investments as held-to-maturity and available-for-sale, respectively. Proceeds from sales of available-for-sale securities during 1995 and 1994 were $25.3 million and $37.2 million, respectively. Net realized losses on sales of available-for-sale securities during 1995 and 1994 were $1.1 million and $80,000, respectively.

A summary of held-to-maturity and available-for-sale securities at December 31, 1995 and 1994 is presented below. The cost of held-to-maturity securities at December 31, 1995 includes $15.8 million of securities classified as cash equivalents in the accompanying consolidated balance sheet.

					       December 31, 1995
					  Held-to-Maturity Securities
				    --------------------------------------
					      Gross      Gross      Fair
					   Unrealized  Unrealized  Market
(in thousands)                       Cost     Gains      Losses     Value
				    ------    ------      -----     ------
U.S. government debt securities    $ 1,579   $    16     $    -    $ 1,595
Corporate debt securities           22,809        11          4     22,816
				    ------    ------      -----     ------
Total                              $24,388   $    27     $    4    $24,411

					       December 31, 1994
					 Available-for-Sale Securities
				    --------------------------------------
					      Gross      Gross      Fair
					   Unrealized  Unrealized  Market
(in thousands)                       Cost     Gains      Losses     Value
				    ------    ------      -----     ------
U.S. government debt securities    $21,122   $     -     $1,518    $19,604
Mortgage-backed securities           6,656         -        701      5,955
Corporate debt securities            2,151         -        256      1,895
				    ------    ------      -----     ------
Total                              $29,929   $     -     $2,475    $27,454

The cost and estimated fair market values of held-to-maturity securities at December 31, 1995, by contractual maturities, are shown below. Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations with or without prepayment penalties.
						 Fair
(in thousands)                       Cost     Market Value
				    ------       ------
Due in one year or less            $19,949      $19,959
Due in one to five years             4,439        4,452
				    ------       ------
Total                              $24,388      $24,411

Concentrations of Credit Risk - Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments. The Company maintains cash equivalents and short-term investments in several large well-capitalized financial institutions, and the Company's investment policy disallows investment in any debt securities rated less than "investment-grade" by national ratings services.

3.   Inventories

Inventories at December 31 consist of the following:
						     1995          1994
						     -----         -----
Finished goods                                     $ 4,068       $ 2,392
Raw materials                                        2,250         4,259
						     -----         -----
Total                                              $ 6,318       $ 6,651


4.   Property and Equipment

Property and equipment at December 31 consist of the following:
						    1995          1994
						 ---------     ---------
Land                                           $   220,000   $   220,000
Buildings and improvements                       4,070,497     3,999,216
Equipment and furnishings                        2,241,426     2,277,864
Leasehold improvements                                   -        95,263
						 ---------     ---------
						 6,531,923     6,592,343
Less accumulated depreciation and amortization  (1,394,159)     (943,287)
						 ---------     ---------
						$5,137,764    $5,649,056

5.   Lease Commitments

Rental expense under operating leases during 1995, 1994 and 1993 approximated $69,000, $73,000 and $96,000, respectively. Minimum future obligations for operating leases are shown below. Minimum future subrentals the Company expects to receive under noncancellable subleases total approximately $144,000 at December 31, 1995.

    1996     $ 68,000
    1997       70,000
    1998       56,000
    1999        4,000
	      -------
	     $198,000


6.   Stock Options and Warrants

The Company has stock option plans under which an aggregate of 1,175,000 shares of the Company's common stock are reserved for grant. Pursuant to the plans, certain key employees, directors and consultants are eligible to receive incentive and/or nonqualified stock options. The options granted under the plans generally become exercisable over a three year period from the dates of grant and have lives of ten years. Exercise prices are set at the fair market values of the common stock on the dates of grant.

Stock option activity during 1993, 1994, and 1995 was as follows:

					Shares
				     Under Option         Price
					-------       -------------
Balance, December 31, 1992              231,486      $2.64 - $31.00
    Granted                             163,531      15.00 -  22.00
    Exercised                           (12,791)      2.64 -   8.24
    Cancelled                              (516)     17.52 -  23.00
					-------
Balance, December 31, 1993              381,710       2.76 -  31.00
    Granted                              80,975       7.00 -  25.52
    Exercised                            (3,333)      4.00 -  17.52
    Cancelled                           (74,621)     16.00 -  23.00
					-------
Balance, December 31, 1994              384,731       2.76 -  31.00
    Granted                             126,611       2.76 -   9.12
    Exercised                            (3,926)      7.00
    Cancelled                          (171,554)      2.76 -  31.00
					-------
Balance, December 31, 1995              335,862       2.76 -  25.52

At December 31, 1995, options as to 235,565 shares were exercisable and options as to 515,886 shares were available for future grants.

In addition to the above stock options, the Company has granted warrants to purchase an aggregate of 682,427 shares of the Company's common stock (at exercise prices ranging from $4.50 to $7.00 per share) to its President and Chief Executive Officer subject to vesting criteria as set forth in his employment agreement. As of December 31, 1995, 607,427 of such warrants were vested. Effective January 1995 the employment agreement was amended, resulting in the repricing of certain warrants and the net cancellation of 17,573 warrants.

In September 1993 and December 1994 the exercise periods of certain stock option and warrant contracts issued prior to 1990 were extended. The Company recognized compensation expense of approximately $345,000 and $379,000 in 1993 and 1994, respectively, related to these extensions. In January 1995 the Company repriced certain employee stock options and warrants, resulting in the net cancellation of 73,487 options and warrants.


7.   Income Taxes

The Company and its subsidiaries file separate income tax returns. For income tax purposes, the Company and its subsidiaries have an aggregate of approximately $31.2 million of net operating losses available to offset against future taxable income, subject to certain limitations. Such losses expire in 2000 through 2010. They also have an aggregate of approximately $1.2 million of research and development credits available for offset against future income taxes which expire in 2000 through 2010.

Deferred income tax assets of approximately $13.6 million and $9.2 million exist at December 31, 1995 and 1994, respectively, principally with respect to the net operating losses. Based on assessments of all available evidence as of December 31, 1995 and 1994, management has concluded that the respective deferred income tax assets should be reduced by valuation allowances equal to the amounts of the deferred income tax assets.


8.   License Agreements

In October 1995 Glaxo Wellcome PLC ("GW") informed the Company of its decision to cease development of the Company's RheothRx copolymer and its intention to terminate its license. Pursuant to CytRx's 1990 license agreement with GW (then Burroughs Wellcome Co.), the Company received a cumulative total of $9 million during 1990 to 1993. Subsequent to the termination of its license, GW has no further financial obligations to CytRx.


9.   Marketing and Distribution Agreement

In January 1996 Vetlife signed an agreement with Ivy Laboratories, Inc. to market and distribute Ivy's line of FDA approved cattle growth products and devices in North America. The newly created Vetlife Cattle Marketing Group will begin marketing products by January 1997. In connection with the agreement, Vetlife arranged for letter of credit in the amount of $5 million in favor of Ivy Laboratories. The letter of credit is collateralized by approximately $6 million of short-term investments.

REPORT OF INDEPENDENT AUDITORS
ERNST & YOUNG LLP


The Board of Directors and Stockholders
CytRx Corporation

     We have audited the accompanying consolidated balance sheets of CytRx Corporation as of December 31, 1995 and 1994 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CytRx Corporation at December 31, 1995 and 1994 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

     As discussed in Note 2 to the consolidated financial statements, in 1994, the Company changed its method of accounting for certain investments in debt and equity securities to comply with Statement of Financial Accounting Standards No. 115.


/s/ Ernst & Young LLP

Atlanta, Georgia
February 19, 1996