Form 10-K405, Exhibit 13
period 1996-12-31
CYTRX CORP
filed 1997-03-27
CIK 799698

                                                                    EXHIBIT 13.1


                               CYTRX CORPORATION
                                 1996 FORM 10-K
                           SELECTED PORTIONS FROM THE
              CYTRX CORPORATION 1996 ANNUAL REPORT TO STOCKHOLDERS



Five Year Selected Financial Data (incorporated by reference into Item 6)

Management's Discussion and Analysis of Financial Condition and Results of Operations (incorporated by reference into Item 7)

Consolidated Balance Sheets as of December 31, 1996 and 1995 (incorporated by reference into Item 8)

Consolidated Statements of Operations for the Years Ended December 31, 1996, 1995 and 1994 (incorporated by reference into Item 8)

Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1994, 1995 and 1996 (incorporated by reference into Item 8)

Consolidated Statements of Cash Flows for the Years Ended December 31, 1996, 1995 and 1994 (incorporated by reference into Item 8)

Notes to Consolidated Financial Statements (incorporated by reference into Item
8)

Report of Independent Auditors dated February 19, 1997 (incorporated by reference into Item 8)

FIVE YEAR SELECTED FINANCIAL DATA
CYTRX CORPORATION AND SUBSIDIARIES


                                     1996               1995                  1994                  1993                  1992
                                     ----               ----                  ----                  ----                  ----
Statement of Operations Data:
Revenues:
  Net Sales                     $   2,595,009       $   512,528           $   500,814           $   506,317           $   539,700
  License Fees                         50,000           115,000                     -             1,500,000             2,000,000
  Investment and Other Income       1,380,170         1,915,802             1,987,204             2,538,221             2,444,408
Total Revenues                      4,025,179         2,543,330             2,488,018             4,544,538             4,984,108
Net Loss                           (5,791,779)      (10,652,582)           (7,700,186)           (3,228,600)              (67,656)
Net Loss per Common Share               (0.75)            (1.35)                (0.98)                (0.41)                (0.01)

Balance Sheet Data:
Total Assets                   $   24,299,322       $30,959,983           $38,660,567           $49,760,261           $52,802,211
Total Stockholders' Equity         22,337,734        29,770,485            38,026,347            47,685,269            51,248,001

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Financial Condition and Liquidity

     At December 31, 1996 the Company had cash and investments of $17 million and net assets of $22.3 million, compared to $25.2 million and $29.8 million, respectively, at December 31, 1995. Working capital totaled $11.1 million at December 31, 1996, compared to $24.4 million at December 31, 1995. Working capital at December 31, 1996 excludes $5.1 million of investments classified as "held-to-maturity" which mature in early 1998. During 1996 the Company repurchased 449,000 shares of its common stock for $1.8 million.

     Management believes that cash and investments on hand, combined with interest income and operating revenues, will be sufficient to satisfy the Company's liquidity and working capital needs for the next several years, but it is possible that additional funding may be required to accomplish the necessary testing and data collection procedures prescribed by the U.S. Food and Drug Administration for the commercialization of any products for human use. Definitive statements as to the time required and costs involved in reaching certain objectives for the Company's products are difficult to project due to the uncertainties of the medical research field. Requirements could vary depending upon the results of research, competitive and technological developments, and the time and expense required for governmental approval of products, some of which factors are beyond management's control.

     During 1996 the Company received federal government funding for certain research and development activities via several Small Business Innovative Research (SBIR) grants, and will continue to seek government assistance for its product development efforts as appropriate and available. Additional funding for research and development expenditures is expected to be obtained through joint ventures and product licensing arrangements with other companies. CytRx also anticipates that it may raise funds through equity financings of one or more of its subsidiaries, either directly by the subsidiary through issuance of the subsidiary's stock, or through sale by CytRx of a portion of its ownership in a subsidiary.

     In December 1996 CytRx, Vaxcel and Zynaxis, Inc. signed an agreement to merge Zynaxis with a wholly-owned subsidiary of Vaxcel (see Note 10 to Financial Statements). The merger is subject to approval by the Zynaxis shareholders at a meeting expected to be held in April 1997. Pursuant to the agreement, CytRx has committed to provide $4 million in equity funding to Vaxcel, less the outstanding principal and interest drawn on a $2 million secured credit facility by Zynaxis during the period prior to closing of the merger. Subsequent to the merger, CytRx will own approximately 87.5% of Vaxcel, with the remaining 12.5% held by the former Zynaxis shareholders. It is expected that the Vaxcel common stock will be traded on the Nasdaq SmallCap Market subsequent to the merger.

     During 1995 the Company formed a new subsidiary, Proceutics, Inc., to provide preclinical development services to the pharmaceutical industry. CytRx contributed existing property and staff resources to the venture, which commenced formal operations in January 1996. Although Proceutics continues to provide services to its affiliates, revenues derived from third party sources are contributing to the Company's consolidated liquidity and capital resources.

     In January 1996 Vetlife signed an agreement with Ivy Laboratories, Inc. to market and distribute Ivy's line of FDA-approved cattle growth products and devices in North America beginning January 1, 1997. In September 1996 Vetlife signed an agreement with Elanco Animal Health, a division of Eli Lilly and Company, whereby Vetlife became the exclusive U.S. supplier of Elanco's Compudose cattle growth promotant products, effective October 1, 1996. Management expects that revenue generated from these arrangements will offset Vetlife's product development efforts and will contribute to the Company's consolidated liquidity and capital resources. As of December 31, 1996 the Company had outstanding firm purchase commitments of $55.4 million related to minimum annual purchase volumes under these contracts (See Note 5 and 8 to Financial Statements).

     At December 31, 1996 the Company has net operating loss carryforwards for income tax purposes of approximately $37 million, which will expire at various dates through 2011 if not utilized. The Company also has research and development credits available to reduce income taxes, if any, of approximately $1.1 million. Based on an assessment of all available evidence including, but not limited to, the Company's limited operating history and lack of profitability, uncertainties of the commercial viability of the Company's technology, the impact of government regulation and healthcare reform initiatives, and other risks normally associated with biotechnology companies, the Company has concluded that it is more likely than not that these net operating loss carryforwards and credits will not be realized and, as a result, a 100% deferred tax valuation allowance has been recorded against these assets. Such valuation allowance had no impact on reported net losses. See Note 7 to Financial Statements.


Results of Operations

     The following table presents the breakdown of consolidated results of operations by operating unit for 1996, 1995 and 1994. Although the subsequent discussion addresses the consolidated results of operations for CytRx and its subsidiaries, management believes this presentation of net results by operating unit is important to an understanding of the consolidated financial statements taken as a whole.


                                    Year ended December 31,
                                 -----------------------------
(in thousands)                     1996      1995       1994
                                 --------  ---------  --------
CytRx                            $(2,255)   $(8,441)  $(6,656)
Proceutics                        (1,398)          -         -
Vaxcel                            (1,124)    (1,386)     (600)
Vetlife                           (1,015)      (826)     (444)
                                 -------   --------   -------
Net Loss                         $(5,792)  $(10,653)  $(7,700)
                                 =======   ========   =======

     Consolidated net sales for 1996 were $2,595,000, as compared to $513,000 in 1995 and $501,000 in 1994. The significant components of net sales are shown below.


                                              Year ended December 31,
                                            ----------------------------
(in thousands)                                1996      1995      1994
                                            --------  --------  --------
Sales of Titermax (CytRx)                   $    522  $    513  $    501
Sales of Cattle Implants (Vetlife)               711         -         -
Service Revenues (Proceutics)                  1,004         -         -
Service Revenues (CytRx)                         358         -         -
                                            --------  --------  --------
Total Net Sales                             $  2,595  $    513  $    501
                                            ========  ========  ========


     Cost of sales was $2,300,000 in 1996, $50,000 in 1995 and $58,000 in 1994.
The increase from 1995 to 1996 is directly attributable to the sales activities of Proceutics and Vetlife, which both initiated sales and marketing activities during 1996. Management believes that cost of sales as a percentage of revenues during 1996 (87%) is high due to inefficiencies associated with the startup of Proceutics' operations, and that gross margins will improve in the future as Proceutics' third party revenue base increases and greater efficiencies are realized.

     Investment income was $1.2 million in 1996, as compared to $1.8 million in 1995 and $1.9 million in 1994. The decrease for each year is attributable to declining cash and investment balances. In 1995 CytRx chose to convert the majority of its short-term investments into cash equivalents. At December 31, 1994 the Company had $2.5 million in unrealized losses as a result of 1994's dramatic increase in interest rates. By taking advantage of strength in the bond market during the second quarter of 1995, CytRx reduced its unrealized losses by $1.4 million, recording non-cash charges of $1.1 million during 1995. These charges are shown as a separate line item in the Consolidated Statements of Operations. Due to the higher yield on its longer-term investments, the Company believes that, during the period in which these losses were incurred and then recognized (February 1994 to June 1995), total investment income, net of realized losses, exceeded the amount of potential investment income which would have been realized had the Company avoided such losses by investing in shorter-term securities. During the first quarter of 1994 the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (see Note 2 to Consolidated Financial Statements).

     Consolidated research and development expenditures during 1996 were $3.1 million versus $7.1 million in 1995 and $6.8 million in 1994. The increase from 1994 to 1995 was due to clinical development activities for CRL-1336 in early 1995 as well as additional staff and development activities for Vaxcel and Vetlife. The decrease from 1995 to 1996 is primarily due to a shift of personnel and capital resources to Proceutics, coupled with a broader base of selling and administrative activities in Proceutics and Vetlife to which overall facilities costs and shared services are allocated, thereby reducing such allocations to research and development. Significant research and development activities ongoing during 1996 included continued preclinical development and regulatory activities for the purified version of RheothRx in preparation for human clinical studies in early 1997, activities in support of the ongoing Phase I human clinical trial utilizing Vaxcel's Optivax vaccine delivery system, and preclinical activities associated with Vetlife's animal growth promotant technology.

     Consolidated selling, general and administrative expenses during 1996 were $4.5 million as compared to $3.6 million in 1995 and $3.5 million in 1994. The increase from 1995 to 1996 is primarily due to the initiation of selling activities for Proceutics and Vetlife, which includes both startup costs and recurring expenses, together with the resulting increased allocation of overhead expenses as discussed above. Management believes that inflation had no material impact on the Company's operations during the three year period ended December 31, 1996.

Impact of Recently Issued Accounting Standards

     In March 1995 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121 ("Statement 121"), which establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill. The Company adopted Statement 121 in the first quarter of 1996, and such adoption had no material effect on its consolidated financial statements.

     In October 1995 the FASB issued Statement of Financial Accounting Standards No. 123 ("Statement 123"), which provides an alternative to Accounting Principles Board Opinion No. 25 ("APB 25") in accounting for stock-based compensation issued to employees. For companies that continue to account for stock-based compensation arrangements under APB 25, Statement 123 requires disclosure of the pro forma effect on net income and earnings per share of its "fair value" based accounting for those arrangements. The Company plans to continue accounting for stock option grants in accordance with APB 25 and, accordingly, recognizes no compensation expense for stock option grants. The additional disclosures required by Statement 123 are contained in Note 6 to the financial statements.

CONSOLIDATED BALANCE SHEETS
CYTRX CORPORATION AND SUBSIDIARIES


                                                                                          December 31,
                                                                              -------------------------------------
ASSETS                                                                            1996                     1995
                                                                              ------------            -------------
Current assets:
        Cash and cash equivalents                                             $ 1,604,003               $16,645,570
        Short-term investments                                                 10,273,108                 8,556,235
        Accounts receivable                                                       643,079                    91,077
        Inventories                                                                 9,508                     6,318
        Other current assets                                                      532,399                   267,420
                                                                              ------------              -----------
                Total current assets                                           13,062,097                25,566,620

Property and equipment, net                                                     5,012,809                 5,137,764

Other assets:
        Long-term investments                                                   5,096,353                         -
        Note receivable                                                           975,000                         -
        Other                                                                     153,063                   255,599
                                                                              ------------              -----------

                Total other assets                                              6,224,416                   255,599
                                                                              ------------              -----------

                Total assets                                                  $24,299,322               $30,959,983
                                                                              ===========               ===========


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
        Accounts payable                                                      $   586,920               $   266,125
        Accrued liabilities                                                     1,123,476                   923,373
        Unearned revenue                                                          251,192                         -
                                                                              ------------              -----------

                Total current liabilities                                       1,961,588                 1,189,498

Commitments

Stockholders' equity:
        Preferred Stock, $.001 par value, 2,000,000 shares authorized;
                no shares issued and outstanding                                        -                         -
        Common stock, $.001 par value, 18,750,000 shares authorized;
                7,945,203 and 7,915,308 shares issued at December 31, 1996
                and 1995, respectively                                              7,945                     7,915
        Additional paid-in capital                                             62,653,015                62,514,691
        Treasury stock, at cost (507,750 and 58,750 shares held at
                December 31, 1996 and 1995, respectively)                      (2,021,669)                 (242,343)
        Accumulated deficit                                                   (38,301,557)              (32,509,778)
                                                                              ------------              -----------

                Total stockholders' equity                                     22,337,734                29,770,485
                                                                              ------------              -----------

                Total liabilities and stockholders' equity                    $24,299,322               $30,959,983
                                                                              ===========               ===========

                            See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS
CYTRX CORPORATION AND SUBSIDIARIES





                                                                                   Year Ended December  31,
                                                                          ------------------------------------------
                                                                              1996            1995            1994
                                                                          ------------  ------------    ------------
Revenues:
        Net sales                                                         $  2,595,009  $    512,528    $    500,814
        License fees                                                            50,000       115,000               -
        Investment income                                                    1,170,930     1,803,988       1,890,425
        Collaborative and grant income                                         137,667             -               -
        Other                                                                   71,573       111,814          96,779
                                                                          ------------  ------------    ------------
                                                                             4,025,179     2,543,330       2,488,018

Expenses:
        Cost of sales                                                        2,255,201        49,789          57,572
        Research and development                                             3,108,477     7,070,600       6,769,171
        Selling, general and administrative                                  4,453,280     3,574,651       3,462,866
        Write-off of patent costs                                                    -     1,395,476               -
        Realized loss on short-term investments                                      -     1,102,622               -
        Interest                                                                     -         2,774          29,924
                                                                          ------------  ------------    ------------
                                                                             9,816,958    13,195,912      10,319,533
                                                                          ------------  ------------    ------------
Loss before cumulative effect of change in accounting principle             (5,791,779)  (10,652,582)     (7,831,515)

Cumulative effect of change in accounting principle                                  -             -         131,329
                                                                          ------------  ------------    ------------
Net loss                                                                  $ (5,791,779) $(10,652,582)   $ (7,700,186)
                                                                          ============  ============    ============
Per share amounts:
        Loss before cumulative effect of change in accounting principle   $      (0.75) $      (1.35)   $      (0.99)
        Cumulative effect of change in accounting principle                          -             -            0.01
                                                                          ------------  ------------    ------------
        Net loss per common share                                         $      (0.75) $      (1.35)   $      (0.98)
                                                                          ============  ============    ============


                           See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
CYTRX CORPORATION AND SUBSIDIARIES

                                                         Common Stock *
                                                     ---------------------
                                                                              Additional
                                                         Shares                Paid-in
                                                         Issued     Amount     Capital
                                                     -------------------------------------
Balance at December 31, 1993                         7,885,651    $  7,886  $ 61,834,393
        Cumulative effect of change
                in accounting principle
        Issuance of common stock:
                Exercise of stock options               3,333            3        37,075
                Other                                   4,978            5       100,183
        Net unrealized loss on investments
        Stock option extensions                                                  379,275
        Net loss
                                                    -------------------------------------
Balance at December 31, 1994                        7,893,962        7,894    62,350,926
        Issuance of common stock:
                Exercise of stock options               3,926            4        27,476
                Other                                  17,420           17       136,289
        Reduction of unrealized loss
                on investments
        Purchase of treasury stock
        Net loss
                                                    -------------------------------------
Balance at December 31, 1995                        7,915,308        7,915    62,514,691
        Issuance of common stock:
                Other                                  29,895           30       138,324
        Purchase of treasury stock
        Net loss
                                                    -------------------------------------
Balance at December 31, 1996                        7,945,203     $  7,945   $62,653,015
                                                    =====================================


                                                                       Net Unrealized
                                                         Accumulated      Loss on          Treasury
                                                           Deficit      Investments          Stock             Total
                                                      ------------------------------------------------------------------
Balance at December 31, 1993                           $  (14,157,010)  $           -    $          -        $47,685,269
        Cumulative effect of change
                in accounting principle                                         131,329                          131,329
        Issuance of common stock:
                Exercise of stock options                                                                         37,078
                Other                                                                                            100,188
        Net unrealized loss on investments                                   (2,606,606)                      (2,606,606)
        Stock option extensions                                                                                  379,275
        Net loss                                           (7,700,186)                                        (7,700,186)
                                                          -----------        ----------      ----------       ----------
Balance at December 31, 1994                              (21,857,196)       (2,475,277)            -         38,026,347
        Issuance of common stock:
                Exercise of stock options                                                                         27,480
                Other                                                                                            136,306
        Reduction of unrealized loss
                on investments                                                2,475,277                        2,475,277
        Purchase of treasury stock                                                           (242,343)          (242,343)
        Net loss                                          (10,652,582)                                       (10,652,582)
                                                      ------------------------------------------------------------------
Balance at December 31, 1995                              (32,509,778)                -      (242,343)        29,770,485
        Issuance of common stock:
                Other                                                                                            138,354
        Purchase of treasury stock                                                         (1,779,326)        (1,779,326)
        Net loss                                           (5,791,779)                                        (5,791,779)
                                                      ------------------------------------------------------------------
Balance at December 31, 1996                           $  (38,301,557)  $             -  $ (2,021,669)       $22,337,734
                                                      ==================================================================


  * Adjusted for 1-for-4 reverse stock split in February 1996 (see Note 1).


                           See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
CYTRX CORPORATION

                                                                    Year  Ended  December  31,
                                                           ----------------------------------------
                                                               1996         1995           1994
                                                           ------------   -----------   -----------
Cash flows from operating activities:
  Net loss                                                 $(5,791,779)$(10,652,582)  $ (7,700,186)
  Adjustments to reconcile net loss to net
    cash used by operating activities:
    Depreciation and amortization                              655,006      568,542         388,330
    Compensation expense on option extensions                        -            -         379,275
    Cumulative effect of change in accounting
      principle                                                      -            -        (131,329)
    Write-off of patent costs                                        -    1,395,476               -
    Write-off of fixed assets                                        -      136,647               -
    Change in assets and liabilities:
      Receivables                                             (552,002)     (22,487)        164,093
      Inventories                                               (3,190)         333           4,242
      Note receivable                                         (975,000)           -               -
      Other assets                                            (162,443)     168,299        (182,041)
      Accounts payable                                         320,795      (18,054)       (561,407)
      Unearned Revenue                                         251,192            -               -
      Other liabilities                                        200,103      573,332        (879,365)
                                                          ------------  -----------    ------------
  Total adjustments                                           (265,539)   2,802,088        (818,202)
                                                          ------------  -----------    ------------
    Net cash used by operating activities                   (6,057,318)  (7,850,494)     (8,518,388)

Cash flows from investing activities:
  Purchases of available-for-sale securities                         -            -     (34,126,236)
  Purchases of held-to-maturity securities                 (11,849,226)  (9,632,312)              -
  Sales of available-for-sale securities                             -   26,437,732      37,279,206
  Maturities of available-for-sale securities                        -            -       4,620,000
  Maturities of held-to-maturity securities                  5,036,000    4,625,000               -
  Capital expenditures, net                                   (530,051)    (251,773)     (2,851,347)
                                                          ------------  -----------    ------------
    Net cash provided (used) by investing activities        (7,343,277)  21,178,647       4,921,623

Cash flows from financing activities:
  Net proceeds from issuance of common stock                   138,354      163,786         137,266
  Purchase of treasury stock                                (1,779,326)    (242,343)              -
                                                          ------------  -----------    ------------
    Net cash provided (used) by financing activities        (1,640,972)     (78,557)        137,266
                                                          ------------  -----------    ------------
Net increase (decrease) in cash and cash equivalents       (15,041,567)  13,249,596      (3,459,499)

Cash and cash equivalents at beginning of year              16,645,570    3,395,974       6,855,473
                                                          ------------  -----------    ------------
Cash and cash equivalents at end of year                   $ 1,604,003  $16,645,570    $  3,395,974
                                                          ============  ===========    ============

Supplemental disclosure of cash flow information:
  Cash paid during the year for interest                   $         -  $     2,774    $     29,924
                                                           ============ ===========    ============


                            See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       CYTRX CORPORATION AND SUBSIDIARIES

--------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description of Business - CytRx Corporation and its subsidiaries are engaged in the development of pharmaceutical products. Reference herein to "the Company" includes CytRx and its wholly-owned subsidiaries -- Vaxcel, Inc., Vetlife, Inc. and Proceutics, Inc. Vaxcel is developing the Optivax(TM) vaccine delivery system. Vetlife is developing products to enhance food animal growth. Proceutics provides high quality preclinical development services to the pharmaceutical industry.

     Basis of Presentation - The consolidated financial statements include the accounts of CytRx Corporation together with those of its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the 1996 financial statement presentation.

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

     Investments - Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.
Marketable equity securities and debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in a separate component of Stockholders' equity. Realized gains and losses are included in investment income and are determined on a first-in, first-out basis (see Note 2).

     Fair Value of Financial Instruments - The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, note receivable and accounts payable approximate their fair values.

     Inventories - Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out method.

     Property and Equipment - Property and equipment are stated at cost and depreciated using the straight-line method based on the estimated useful lives of the related assets.

     Patents and Patent Application Costs - Prior to 1995 the Company capitalized the costs associated with obtaining patents on its technologies. During the first quarter of 1995 the Company changed from deferring and amortizing such costs to recording them as expenses when incurred because, even though the Company believes the patents and underlying technology have continuing value, the amount of future benefits to be derived therefrom is uncertain. Accordingly, the new accounting method has been adopted in recognition of a possible change in estimated future benefits. Since the effect of this change in accounting principle is inseparable from the effect of the change in accounting estimate, such change has been accounted for as a change in estimate in accordance with Opinion No. 20 of the Accounting Principles Board. As a result, the Company recorded a non-cash write-off of $1.4 million during 1995 ($.18 per share). Future patent costs are expected to be expensed since the benefits to be derived therefrom are likely to be uncertain.

     Loss per Common Share - Loss per common share is based on the weighted average number of common shares and common share equivalents outstanding during each period. Stock options and warrants outstanding are excluded from the computation of net loss per share since the effect is antidilutive.

     Revenue Recognition - Sales are recognized at the time the products are shipped or services rendered. Revenues from collaborative research arrangements and grants are generally recorded as the related costs are incurred. The costs incurred under such arrangements approximated the revenues reported in the accompanying Statements of Operations. License fees reported in the accompanying Statements of Operations consist entirely of nonrefundable fees received upon the signing of certain technology license and option agreements (see Note 9). These fees were recognized as income when they were received. Such agreements generally contain provisions for additional fees upon the achievement of certain development milestones by the licensee and upon approval of the related products, followed by a royalty based upon net sales. Such fees, if any, will be recognized as income when they become receivable under the terms of the related contracts.

     Stock based Compensation - The Company grants stock options for a fixed number of shares to key employees, directors and consultants with an exercise price equal to the fair market value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and, accordingly, recognizes no compensation expense for the stock option grants (see Note 6).

     In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation ("Statement 123"), which provides an alternative to APB 25 in accounting for stock-based compensation issued to employees. However, the Company plans to continue to account for stock-based compensation in accordance with APB 25.

     Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     New Accounting Standard - Statement of Financial Accounting Standards No. 121, Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of ("Statement 121") establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill. The Company adopted Statement 121 in the first quarter of 1996, and such adoption had no material effect on the accompanying financial statements.


2.   INVESTMENTS

     Effective January 1, 1994, CytRx adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("Statement 115"). In accordance with Statement 115, the Company did not restate prior period financial statements. The cumulative effect of adopting Statement 115 decreased net loss by $131,329 in 1994.

     At December 31, 1994 the Company had classified all of its investments as available-for-sale. Proceeds from sales of available-for-sale securities during 1995 were $25.3 million. Net realized losses on sales of available-for-sale securities during 1995 were $1.1 million.

     At December 31, 1996 and 1995 the Company has classified all of its investments as held-to-maturity, as summarized below. The cost of held-to-maturity securities at December 31, 1996 and 1995 shown below includes $.9 million and $15.8 million, respectively, of securities classified as cash equivalents in the accompanying consolidated balance sheets.


                                               December 31, 1996
                                    ----------------------------------------
                                                Gross      Gross      Fair
                                             Unrealized  Unrealized  Market
   (in thousands)                     Cost      Gains      Losses     Value
                                    -------  ----------  ----------  -------
   U.S. government debt securities  $   598          $1         $ -  $   599
   Corporate debt securities         15,645           -          64   15,581
                                    -------  ----------  ----------  -------
   Total                            $16,243          $1         $64  $16,180
                                    =======  ==========  ==========  =======

                                               December 31, 1995
                                    ----------------------------------------
                                               Gross       Gross      Fair
                                             Unrealized  Unrealized  Market
   (in thousands)                     Cost     Gains       Losses     Value
                                    -------  ----------  ----------  -------
   U.S. government debt securities  $ 1,579         $16          $-  $ 1,595
   Corporate debt securities         22,809          11           4   22,816
                                    -------  ----------  ----------  -------
   Total                            $24,388         $27          $4  $24,411
                                    =======  ==========  ==========  =======

     The contractual maturities of securities held at December 31, 1996 are one year or less with the exception of $5.1 million of corporate debt securities which mature in January 1998. Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations with or without prepayment penalities.

     Concentrations of Credit Risk - Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments. The Company maintains cash equivalents and investments in several large well-capitalized financial institutions, and the Company's investment policy disallows investment in any debt securities rated less than "investment-grade" by national ratings services.


3. INVENTORIES
      Inventories at December 31 consist of the following:


                                                             1996    1995
                                                            ------  ------
      Finished goods                                        $6,144  $4,068
      Raw materials                                          3,364   2,250
                                                            ------  ------
      Total                                                 $9,508  $6,318
                                                            ======  ======



4. PROPERTY AND EQUIPMENT
      Property and equipment at December 31 consist of the following:



                                                         1996         1995
                                                      ----------  -----------
Land                                                  $  220,000   $  220,000
Buildings and improvements                             4,188,329    4,070,497
Equipment and furnishings                              2,650,772    2,241,426
                                                      ----------  -----------
                                                       7,059,101    6,531,923
Less accumulated depreciation and amortization        (2,046,292)  (1,394,159)
                                                      ----------  -----------
                                                      $5,012,809   $5,137,764
                                                      ==========  ===========



5. COMMITMENTS AND CONTINGENCIES

     Lease Commitments - Rental expense under operating leases during 1996, 1995 and 1994 approximated $96,000, $69,000 and $73,000, respectively.
Minimum future obligations for operating leases are shown below.


1997                                   $101,000
1998                                     73,000
1999                                      5,000
                                       --------
                                       $179,000
                                       ========

     Aggregate minimum future subrentals the Company expects to receive under noncancellable subleases through January 1999 total approximately $114,000 at December 31, 1996.

     Purchase Commitments - At December 31, 1996, the Company had outstanding firm purchase commitments of approximately $55.4 million related to minimum annual purchase volumes under certain contracts covering a period of five years.
     Contingent Liabilities - The Company is a defendant in various legal actions in the ordinary course of business. In the opinion of management, such actions will not materially affect the consolidated financial position or results of operations of the Company.

6. STOCK OPTIONS AND WARRANTS

     The Company has stock option plans under which an aggregate of 1,175,000 shares of the Company's common stock are reserved for grant. Pursuant to the plans, certain key employees, directors and consultants are eligible to receive incentive and/or nonqualified stock options. The options granted under the plans generally become exercisable over a three year period from the dates of grant and have lives of ten years. Additionally, the Company has granted warrants to purchase shares of the Company's common stock to its President and Chief Executive Officer subject to vesting criteria as set forth in his employment agreement; such warrants have lives of ten years from the dates of grant. Exercise prices of all options and warrants are set at the fair market values of the common stock on the dates of grant.

     A summary of the Company's stock option and warrant activity, and related information for the years ended December 31 is as follows:


                                   Options and Warrants            Weighted Average Exercise Price
                            ----------------------------------  -------------------------------------
                               1994        1995        1996        1994         1995         1996
                            ----------  ----------  ----------  -----------  -----------  -----------
Outstanding - beginning
of year                     1,006,710   1,084,731   1,018,289        $ 8.54       $10.08       $ 6.08
Granted                       155,975     151,611     275,688         14.85         6.19         3.72
Exercised                      (3,333)     (3,926)          -         11.12         7.00            -
Forfeited                     (74,621)   (214,127)    (56,946)        16.95        15.36        20.44
Expired                             -           -           -             -            -            -
                            ---------   ---------   ---------
Outstanding - end of year   1,084,731   1,018,289   1,237,031        $10.08       $ 6.08       $ 5.00
                            =========   =========   =========
Exercisable at end of year    820,666     842,992     874,946        $ 7.88       $ 5.81       $ 5.22
Weighted average fair
value of options and
warrants granted during
the year                                $    6.07   $    3.39

     Exercise prices for options and warrants outstanding as of December 31, 1996 ranged from $2.75 to $31.00. The weighted average remaining contractual life of those options is 7.9 years.

     In December 1994 the exercise periods of certain stock option and warrant contracts issued prior to 1990 were extended. The Company recognized compensation expense of approximately $379,000 in 1994 related to these extensions. In January 1995 the Company repriced certain employee stock options and warrants, resulting in the net cancellation of 91,060 options and warrants.

     The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options because as discussed below, the alternative fair value accounting provided for under Statement 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the fair market value of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net loss and loss per share is required by Statement 123, which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: weighted-average risk-free interest rates of 6.79% for 1995 and 6.30% for 1996, dividend yields of 0.0%, volatility factors of the expected market price of the Company's common stock of 1.12, and a weighted average expected life of the option of 8 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information is as follows:

                                              1996        1995
                                           ----------  -----------
Pro forma net loss                         $6,241,519  $10,857,189
Pro forma net loss per share               $      .81  $      1.37


     Because Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1998.


7. INCOME TAXES

     The Company and its subsidiaries file separate income tax returns. For income tax purposes, the Company and its subsidiaries have an aggregate of approximately $36.8 million of net operating losses available to offset against future taxable income, subject to certain limitations. Such losses expire in 2000 through 2011. They also have an aggregate of approximately $1.1 million of research and development credits available for offset against future income taxes which expire in 2000 through 2010.

     Deferred income tax assets of approximately $15.2 million and $13.6 million exist at December 31, 1996 and 1995, respectively, principally with respect to the net operating losses. Based on assessments of all available evidence as of December 31, 1996 and 1995, management has concluded that the respective deferred income tax assets should be reduced by valuation allowances equal to the amounts of the deferred income tax assets.


8.   MARKETING AND DISTRIBUTION AGREEMENTS

     In January 1996 Vetlife signed an agreement with IVY Laboratories, Inc. to market and distribute IVY's line of FDA-approved cattle growth products and devices in North America. The newly created Vetlife Cattle Marketing Group began marketing products in January 1997. In connection with the agreement, Vetlife arranged for a letter of credit in the amount of $5 million in favor of IVY Laboratories. The letter of credit is collateralized by approximately $6 million of investments.

     In September 1996 Vetlife signed an agreement with Elanco Animal Health, a division of Eli Lilly and Company, whereby Vetlife became the exclusive U.S. supplier of Elanco's Compudose cattle growth promotant products, effective October 1, 1996.


9.   LICENSE AND OPTION AGREEMENTS

     In August 1995 Vaxcel signed an option agreement with Connaught Laboratories, Inc. that gives Connaught exclusive rights to evaluate OPTIVAX with a vaccine currently under development at Connaught through Phase I human clinical trials. Under the terms of this agreement, Vaxcel received an upfront cash payment and Connaught will assume responsibility for all preclinical, clinical and regulatory activities. If the Phase I trials are successful, Connaught will have the right to negotiate an exclusive license to further develop and market OPTIVAX in the specific disease field. Under such a licensing arrangement, Vaxcel will receive further milestone payments, royalties on sales, and payments under a supply agreement for having OPTIVAX manufactured for Connaught.

     In October 1995 Vaxcel signed an option agreement with Medeva PLC which gives Medeva rights to evaluate OPTIVAX with a viral antigen in both preclinical and Phase I human clinical testing. Under the terms of this agreement, Vaxcel received an upfront cash payment and will receive milestone payments for successful product development. In addition, Medeva will fund product development activities. If the Phase I trials are successful, Medeva will have the right to negotiate a co-exclusive license to further develop and market OPTIVAX in the specific disease field. Under such a licensing arrangement, Vaxcel will receive further milestone payments, royalties on sales, and payments under a supply agreement for having OPTIVAX manufactured for Medeva.

     In April 1996 Vaxcel signed a definitive license agreement with Corixa Corporation that gives Corixa worldwide, exclusive rights to use OPTIVAX with a variety of cancer and infectious disease vaccines being developed by Corixa. Corixa also has the right to sublicense vaccines containing OPTIVAX. Corixa or its sublicensees will be responsible for conducting all development, regulatory submissions and marketing activities for their vaccines combined with OPTIVAX. Under the terms of this agreement, Vaxcel received an upfront cash payment and, if vaccines are successfully developed, will receive milestone payments, royalties on sales, and payments under a supply agreement for having OPTIVAX manufactured for Corixa or its sublicensees.

     The Company has recognized $50,000 and $115,000 in revenues associated with these agreements during 1996 and 1995, respectively.


10.  POTENTIAL MERGER OF VAXCEL

     In December 1996 CytRx, Vaxcel and Zynaxis, Inc. ("Zynaxis") signed an agreement whereby Zynaxis will be merged with a wholly-owned subsidiary of Vaxcel. Zynaxis is a publicly-held biotechnology company engaged in the development of certain vaccine technologies. Under the terms of the agreement, all of the outstanding shares of Zynaxis will be converted into shares of Vaxcel based upon certain exchange ratios defined in the agreement. After closing, it is anticipated that CytRx will own approximately 87.5% of the outstanding common shares of Vaxcel, with the remaining 12.5% held by the former Stockholders of Zynaxis. The merger will be treated as a purchase by Vaxcel and is expected to constitute a tax-free reorganization for Zynaxis stockholders.

     Pursuant to the agreement, CytRx will provide up to $2 million to Zynaxis under a secured credit facility bearing interest at prime plus 2% during the period prior to the closing of the merger, at which time the outstanding principal and interest will be contributed to the capital of Vaxcel, together with additional equity in the amount of $4 million less the outstanding principal and interest of the secured note. At December 31, 1996 the outstanding principal balance under this credit facility was $975,000.

     It is anticipated that the proposed transaction will be submitted for the approval of the Zynaxis stockholders in early 1997. The transaction is also subject to effectiveness of a registration statement filed with the Securities and Exchange Commission on December 31, 1996 and certain other conditions.

11. SEGMENT REPORTING

     Commencing in 1996 the Company's operating revenues are generated from three primary industry segments: cattle growth promotant products (Vetlife), pharmaceutical development services (Proceutics) and research products (CytRx - Titermax). Financial information by industry segment at December 31, 1996 and for the year then ended is presented below.


                                 Pharmaceutical        Cattle Growth       Research                 General    Consolidated
(in thousands)                     Services              Products          Products     Other       Corporate     Total
                                 ----------------      ---------------     -----------  ------     ---------  -------------
Sales to unaffiliated customers    $ 1,004                $  711             $522       $358        $    -         $ 2,595
Intersegment sales                     627                     -                -          -             -             627
Operating profit (loss)             (1,448)                 (672)             173         29        (3,874)         (5,792)
Indentifiable assets                 4,317                 6,714                -          -        13,268          24,299
Capital expenditures                   336                   115                -          -            79             530
Depreciation and amortization          437                    15                -          -           203             655


     Intersegment sales are recorded on the basis of intercompany prices established by the Company which approximate arms-length market prices. Indentifiable assets are assets used in the operations of each segment. The Company has no foreign operations and operating revenues derived from foreign sources are immaterial to the consolidated total. During 1996 two customers each contributed significant portions (greater than 10%) of the Company's consolidated net sales in the Cattle Growth Products segment (approximately 12% each).

REPORT OF INDEPENDENT AUDITORS
ERNST & YOUNG LLP



The Board of Directors and Stockholders
CytRx Corporation

     We have audited the accompanying consolidated balance sheets of CytRx Corporation as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CytRx Corporation at December 31, 1996 and 1995 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

     As discussed in Note 2 to the consolidated financial statements, in 1994, the Company changed its method of accounting for certain investments in debt and equity securities to comply with Statement of Financial Accounting Standards No. 115.


/s/ Ernst & Young LLP


Atlanta, Georgia
February 19, 1997