Form 10-K405/A, Exhibit 13
period 1996-12-31
CYTRX CORP
filed 1997-04-30
CIK 799698

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

     In December 1996 CytRx, Vaxcel and Zynaxis, Inc. signed an agreement to merge Zynaxis with a wholly-owned subsidiary of Vaxcel (see Note 10 to Financial Statements). The merger is subject to approval by the Zynaxis shareholders at a meeting expected to be held in April 1997. Pursuant to the agreement, CytRx has committed to provide $4 million in equity funding to Vaxcel, less the outstanding principal and interest drawn on a $2 million secured credit facility by Zynaxis during the period prior to closing of the merger. Subsequent to the merger, CytRx will own approximately 87.5% of Vaxcel, with the remaining 12.5% held by the former Zynaxis shareholders. It is expected that the Vaxcel common stock will be publicly traded on the Nasdaq SmallCap Market subsequent to the merger.

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

Stockholders' equity:
        Preferred Stock, $.01 par value, 1,000 shares authorized;
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