Form 10-K405, Exhibit 13
period 1998-12-31
CYTRX CORP
filed 1999-03-31
CIK 799698

                                                                    EXHIBIT 13.1



                   SELECTED PORTIONS OF THE CYTRX CORPORATION
                       1998 ANNUAL REPORT TO SHAREHOLDERS

FIVE YEAR SELECTED FINANCIAL DATA *
CytRx Corporation and Subsidiaries


                                                      1998             1997             1996             1995             1994
                                                  ----------------------------------------------------------------------------
Statement of Operations Data:
Revenues:
  Net product sales                               $   481,495     $   456,029     $   522,385     $    512,528     $   500,814
  Net service revenues                                350,789         422,039         357,517               --              --
  Investment and other income                       1,762,747       1,381,306       1,558,914        1,990,506       2,236,751
                                                  ----------------------------------------------------------------------------
Total revenues                                      2,595,031       2,259,374       2,438,816        2,503,034       2,737,565
                                                  ============================================================================

Loss from continuing operations                    (7,506,060)     (4,426,292)     (2,068,302)      (9,273,777)     (7,100,343)
Income (loss) from discontinued operations          2,712,701      (1,626,700)     (3,723,477)      (1,378,805)       (599,843)
Extraordinary item                                   (325,120)             --              --               --              --
                                                  ----------------------------------------------------------------------------
Net loss                                          $(5,118,479)    $(6,052,992)    $(5,791,779)    $(10,652,582)    $(7,700,186)
                                                  ============================================================================

Basic and diluted loss per common share:
  Loss from continuing operations                 $     (0.99)    $     (0.60)    $     (0.27)    $      (1.17)    $     (0.90)
  Income (loss) from discontinued operations             0.36           (0.22)          (0.48)           (0.18)          (0.08)
  Extraordinary item                                    (0.04)             --              --               --              --
                                                  ----------------------------------------------------------------------------
  Net loss                                        $     (0.67)    $     (0.82)    $     (0.75)    $      (1.35)    $     (0.98)
                                                  ============================================================================

Balance Sheet Data:
Total assets                                      $16,641,568     $24,905,995     $24,299,322     $ 30,959,983     $38,660,567
Convertible debentures                                     --       2,000,000              --               --              --
Total stockholders' equity                         14,688,548      19,248,395      22,337,734       29,770,485      38,026,347

* Restated for the reclassification of the results of operations of Vaxcel, Inc. from continuing operations to discontinued operations for the four years ended December 31, 1997

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
CytRx Corporation and Subsidiaries


Liquidity and Capital Resources

         At December 31, 1998, the Company had cash equivalents and investments of $15.3 million and net assets of $14.7 million, compared to $11.2 million and $19.2 million, respectively, at December 31, 1997. Working capital totaled $13.7 million at December 31, 1998, compared to $7.1 million at December 31, 1997.

         Management believes that cash and investments on hand, combined with interest income and operating revenues will be sufficient to satisfy the Company's projected liquidity and working capital needs through the first quarter of 2000, but it is likely that additional funding will be required for the commercialization of any products for human use. Definitive statements as to the time required and costs involved in reaching certain objectives for the Company's products are difficult to project due to the uncertainties of the medical research field. Requirements could vary depending upon the results of research, competitive and technological developments, and the time and expense required for governmental approval of products, some of which factors are beyond management's control. CytRx anticipates that it may raise funds through equity offerings. Additional funding for research and development expenditures may be obtained through joint ventures and product licensing arrangements with other companies.

         During 1996 and 1997, the Company received federal government funding for certain research and development activities via several Small Business Innovative Research (SBIR) grants. Most recently, the Company received a grant from the U.S. Food and Drug Administration's Division of Orphan Drug Development to support CytRx's Phase III clinical trial of FLOCOR. This grant will provide approximately $400,000 over two years, $200,000 of which was received during 1998, to help defray the overall costs of the study. The Company intends to continue to seek government assistance for its product development efforts.

         In February 1998, CytRx's wholly-owned subsidiary, Proceutics, Inc. ("Proceutics") consummated a sale of substantially all of its non-real estate assets to Oread Laboratories, Inc. ("Oread") for approximately $2.1 million. (See Note 10 to Financial Statements.) Also, in May 1998, CytRx and Proceutics consummated a sale of the two buildings owned by them at 150 and 154 Technology Parkway, Norcross, Georgia to ARE-150/154 Technology Parkway, LLC, an affiliate of Alexandria Real Estate Equities, Inc. ("Alexandria") for approximately $4.5 million. Alexandria assumed the existing lease with Oread. In addition, CytRx entered into a 10 year lease with Alexandria for administrative office space at the 154 Technology Parkway building. (See Notes 11 and 12 to Financial Statements.)

         In April 1998, the Company and its wholly-owned subsidiary, CytRx Animal Health, Inc. ("CytRx Animal Health") (formerly VetLife, Inc.) entered into an Acquisition Agreement (the "Acquisition Agreement") with VetLife L.L.C., a Delaware limited liability company ("VL LLC"), pursuant to which VL LLC acquired substantially all of CytRx Animal Health's assets related to its business of marketing and distributing products that improve the value of food animal products to the cattle industry (collectively, the "Assets") for a total purchase price consisting of: (i) a cash payment of $3,500,000, subject to certain working capital adjustments, (ii) an unsecured, subordinated promissory note in the principal amount of $4,000,000 bearing interest at an annual rate of 12%, and (iii) certain contingent payments based on future sales of specified products of VL LLC and its affiliates that, if made in full, could total up to $5,500,000. The sale of the Assets closed on the same day. VL LLC repaid the $4 million note to CytRx Animal Health in December 1998.

         The Company has consulting agreements with various individuals and companies for routine business activities including assistance with regulatory, marketing, investor relations and research and development activities. As of December 31, 1998 there were no significant firm commitments pursuant to any of such agreements, and none of such agreements are with affiliates of the Company.

         At December 31, 1998 the Company and its subsidiaries had net operating loss carryforwards for income tax purposes of approximately $49.2 million, which will expire in 2000 through 2018 if not utilized. The Company also has research and development credits available to reduce income taxes, if any, of approximately $1.2 million which will expire in 2000 through 2010 if not utilized. Based on an assessment of all available evidence including, but not limited to, the Company's limited operating history and lack of profitability, uncertainties of the commercial viability of the Company's technology, the impact of government regulation and healthcare reform initiatives, and other risks normally associated with biotechnology companies, the Company has concluded that it is more likely than not that these net operating loss carryforwards and credits will not be realized and, as a result, a 100% deferred tax valuation allowance has been recorded against these assets.

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

Results of Operations

         The Company recorded a net loss of $5,118,000 for the year ended December 31, 1998 as compared to net losses of $6,053,000 for 1997 and $5,792,000 for 1996. Loss from continuing operations before extraordinary items was $7,506,000, $4,426,000 and $2,068,000 in 1998, 1997 and 1996, respectively.

         Net product sales from continuing operations, which consist primarily of sales of TiterMax research adjuvant, were $481,000 in 1998, $456,000 in 1997 and $522,000 in 1996. Cost of product sales was $36,000 in 1998, $40,000 in 1997 and $63,000 in 1996, or 7%, 9% and 12% of net product sales, respectively. During 1996, the Company began marketing the services of its small group of human resource professionals to third parties under the name of Spectrum Recruitment Research ("Spectrum") as a way of offsetting the Company's cost of maintaining this function. Net service revenues from continuing operations related to Spectrum were $351,000 in 1998, $422,000 in 1997 and $357,000 in
1996. Cost of service revenues was $187,000 in 1998, $242,000 in 1997 and $171,000 in 1996, or 53%, 57% and 48% of net service revenues, respectively. Although the TiterMax and Spectrum operations are profitable, the Company is not dependent on the cash flow which they generate.

         Interest income from continuing operations was $1,007,000 in 1998 as compared to $752,000 in 1997 and $1,162,000 in 1996. The variances between years is directly attributable to fluctuating cash and investment balances. Collaborative, grant and license fee income was $511,000 in 1998 versus $94,000 in 1997 and $59,000 in 1996. The increase during 1998 is due to a $200,000 grant from the U.S. Food and Drug Administration's Division of Orphan Drug Development to support CytRx's Phase III clinical trial of FLOCOR, as well as certain additional Small Business Innovative Research (SBIR) grants for the Company's additional research programs. Other income was $244,000, $535,000 and $338,000 in 1998, 1997 and 1996, respectively, and primarily relates to administrative and facilities costs allocated by CytRx to its discontinued subsidiaries. The related costs are included in selling, general and administrative expenses. The decrease from 1997 to 1998 is reflective of the discontinuance of the Proceutics and CytRx Animal Health operations in early 1998.

         Research and development expenditures from continuing operations during 1998 were $7,306,000 versus $3,605,000 in 1997 and $2,032,000 in 1996. Research and development expenditures have increased during the three year period primarily as a result of the Company's development activities for FLOCOR, including the completion of a Phase II clinical trial in 1997 and initiation of a pivotal Phase III trial in March 1998. The Company expects patient enrollment in the Phase III trial to be completed during the second half of 1999, with the final statistical analysis of the study completed by the end of 1999. During 1997 and 1998, the Company also devoted significant resources toward addressing manufacturing issues for FLOCOR.

         Selling, general and administrative expenses from continuing operations during 1998 were $2,527,000 as compared to $2,505,000 in 1997 and $2,240,000 in
1996. The overall increase during the three year period is due to general corporate activities in support of the Company's FLOCOR development efforts.

         Interest expense was $46,000, $293,000 and $0 in 1998, 1997 and 1996, respectively. Included in the 1997 amount is $265,000 related to the beneficial conversion feature of $2,000,000 of convertible notes issued in 1997. (See Note 5 to Financial Statements.)

         The extraordinary loss in 1998 relates to the early extinguishment of 6% convertible notes which resulted in payment of premiums of $150,000 and expensing of capitalized debt issuance costs of $175,000.

         Discontinued Operations - Net income (loss) from the discontinued operations of Proceutics, CytRx Animal Health and Vaxcel (net of minority interest) was $2,713,000, $(1,627,000) and $(3,723,000) in 1998, 1997 and 1996.
As discussed above, the assets of Proceutics and CytRx Animal Health were sold during 1998, thus the results of their operations have been presented as discontinued operations. During 1998, the Company adopted a plan to dispose of the research and development activities of Vaxcel and has also presented its results of operations as discontinued operations. The following table presents the breakdown of net income (loss) from discontinued operations (see Notes 11 and 13 to Financial Statements).

                                                                  1998            1997            1996
                                                               -----------     -----------     -----------
         Proceutics:
             Gain on sale of business                          $   782,000     $        --     $        --
             Gain on sale of real estate                           434,000              --              --
             Operations                                            171,000        (138,000)     (1,448,000)
                                                               -----------     -----------     -----------
                                                                 1,387,000        (138,000)     (1,448,000)
         CytRx Animal Health:
             Gain on sale of business                            6,230,000              --              --
             Operations                                           (585,000)        868,000      (1,151,000)
                                                               -----------     -----------     -----------
                                                                 5,645,000         868,000      (1,151,000)
         Vaxcel:
             Impairment loss                                    (3,213,000)             --              --
             Operations                                         (1,721,000)     (2,599,000)     (1,124,000)
             Minority interest                                     615,000         242,000              --
                                                               -----------     -----------     -----------
                                                                (4,319,000)     (2,357,000)     (1,124,000)
                                                               -----------     -----------     -----------

         Net income (loss) from discontinued operations        $ 2,713,000     $(1,627,000)    $(3,723,000)
                                                               ===========     ===========     ===========

         The impairment charge recorded by Vaxcel in 1998 relates to acquired developed technology and goodwill. See Note 11 to Financial Statements.

         Inflation - Management believes that inflation had no material impact on the Company's operations during the three year period ended December 31, 1998.

         Market Risk - The Company's financial instruments that are sensitive to changes in interest rates are its investments. The principal amount of investments, which are all classified as held-to-maturity, was $14,874,000 at December 31, 1998. All of the investments are zero coupon notes and mature in early 1999. The weighted average yield-to-maturity of the investments at December 31, 1998 was 5.18%. The fair value of investments at December 31, 1998 was $14,839,000. The Company is not subject to any other material market risks.

Year 2000 Issue
Introduction
         The term "Year 2000 issue" is a general term used to describe the various problems that may result from the improper processing of dates and date-sensitive calculations by computers and other machinery as the year 2000 is approached and reached. These problems generally arise from the fact that most of the world's computer hardware and software have historically used only two digits to identify the year in a date, often meaning that the computer will fail to distinguish dates in the "2000's" from dates in the "1900's." These problems may also arise from other sources as well, such as the use of special codes and conventions in software that make use of the date field.

State of Readiness
         The Company has developed and is implementing a comprehensive plan (the "Year 2000 Plan") for the Company to become Year 2000 ready by the middle of the fourth quarter 1999. The Year 2000 Plan covers the following Company systems (collectively, the "Systems"):

         - the Company's business-critical information technology and operating systems ("Critical IT Systems") which are comprised substantially of commercial off-the-shelf software and other third party software and hardware relating primarily to financial operations and reporting, including accounts payable,

         - the Company's non-critical information technology and operating systems ("Non-Critical IT Systems") which also are substantially comprised of commercial off-the-shelf software and other third party software and hardware relating to, among others, spreadsheet, word processing, and supporting and related operating systems;

         - the systems of the Company's major vendors and other material service providers ("Third Party Systems"); and

         - the Company's non-information technology systems, including embedded technology ("Non-IT Systems") relating to, among others, security systems and HVAC.

         The Year 2000 Plan consists of four phases: (i) awareness, (ii) assessment, (iii) remediation, and (iv) creation of contingency plans in the event of year 2000 failures. The Company has completed the awareness and assessment phases of its Year 2000 Plan for all of its Systems, and is well under way toward completing the remediation phase. As part of the assessment phase, the Company has polled substantially all of the third parties who provide material services to the Company regarding each third party's Year 2000 compliance plan and state of readiness. The Company has received responses regarding Year 2000 compliance from most of such third parties, all of whom have assured the Company that their hardware and/or software is or will be Year 2000 compliant. The Company is actively seeking responses from the remainder of such third parties.

         The initial actions in the remediation phase have already commenced in that the Company, during 1998, replaced a significant portion of its desktop computer systems. The Company intends to schedule any additional required upgrades or replacements regarding its Systems beginning in the second quarter of 1999 and ending during the fourth quarter of 1999.

Costs
         To date, the Company has not incurred significant costs in connection with the implementation of its Year 2000 Plan. Future costs may include, among others, the engagement of outside consultants, upgrades or replacements of hardware and software, and implementation of viable contingency plans. The Company estimates such future costs will not exceed $25,000. The Company expenses costs associated with the Year 2000 Plan as they are incurred.

Risks and Contingency Plans
         The failure to remediate a material Year 2000 problem or develop and implement a viable contingency plan could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect the Company's business, financial condition and results of operations. Due to the general uncertainty inherent in the Year 2000 issue, the Company is currently unable to determine the most reasonably likely worst case Year 2000 scenarios or whether the Year 2000 issue will have a material impact on the Company. The Company is creating contingency plans intended to address perceived risks.

CONSOLIDATED BALANCE SHEETS
CytRx Corporation and Subsidiaries

                                                                                             December 31,
                                                                                    ------------------------------
                                                                                       1998               1997
                                                                                    -----------        -----------
ASSETS
Current assets:
     Cash and cash equivalents                                                      $ 8,855,375        $ 5,895,008
     Short-term investments                                                           6,417,066                 --
     Accounts receivable                                                                 83,249          1,917,013
     Note receivable                                                                    300,000                 --
     Inventories                                                                         10,935          2,272,798
     Other current assets                                                                10,377             29,157
                                                                                    -----------        -----------

         Total current assets                                                        15,677,002         10,113,976

Property and equipment, net                                                             195,030          4,713,586

Other assets:
     Long-term investments (restricted)                                                      --          5,326,647
     Notes receivable                                                                        --            400,000
     Acquired developed technology, net                                                 600,000          3,454,356
     Other assets                                                                       169,536            897,430
                                                                                    -----------        -----------

         Total other assets                                                             769,536         10,078,433
                                                                                    -----------        -----------

         Total assets                                                               $16,641,568        $24,905,995
                                                                                    ===========        ===========


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                                               $   540,089        $ 1,273,303
     Accrued expenses and other current liabilities                                   1,409,034          1,765,815
                                                                                    -----------        -----------

         Total current liabilities                                                    1,949,123          3,039,118

6% Convertible debentures                                                                    --          2,000,000
Minority interest in Vaxcel, Inc.                                                         3,897            618,482

Commitments

Stockholders' equity:
     Preferred Stock, $.01 par value, 1,000 shares authorized, including 1,000 shares of Series A Junior Participating Preferred
         Stock; no shares issued and outstanding                                             --                 --
     Common stock, $.001 par value, 18,750,000 shares authorized;
         8,236,926 and 7,986,441 shares issued at December 31, 1998
         and 1997, respectively                                                           8,237              7,986
     Additional paid-in capital                                                      66,423,577         65,793,491
     Treasury stock, at cost (625,816 and 555,154 shares held at
         December 31, 1998 and 1997, respectively)                                   (2,270,238)        (2,198,533)
     Accumulated deficit                                                            (49,473,028)       (44,354,549)
                                                                                    -----------        -----------

         Total stockholders' equity                                                  14,688,548         19,248,395
                                                                                    -----------        -----------

         Total liabilities and stockholders' equity                                 $16,641,568        $24,905,995
                                                                                    ===========        ===========


                             See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS
CytRx Corporation and Subsidiaries


                                                                             Year Ended December 31,
                                                               ------------------------------------------------
                                                                   1998               1997             1996
                                                               -----------        -----------       -----------
                                                                                  (restated)         (restated)
Revenues:
     Net product sales                                         $   481,495        $   456,029       $   522,385
     Net service revenues                                          350,789            422,039           357,517
     Interest income                                             1,007,019            751,526         1,161,513
     Collaborative, grant and license fee income                   511,375             94,477            59,232
     Other                                                         244,353            535,303           338,169
                                                               -----------        -----------       -----------
                                                                 2,595,031          2,259,374         2,438,816

Expenses:
     Cost of product sales                                          35,749             39,941            63,171
     Cost of service revenues                                      187,047            242,343           171,462
     Research and development                                    7,305,835          3,605,408         2,032,101
     Selling, general and administrative                         2,526,572          2,504,926         2,240,384
     Interest                                                       45,888            293,048                --
                                                               -----------        -----------       -----------
                                                                10,101,091          6,685,666         4,507,118
                                                               -----------        -----------       -----------

Loss from continuing operations before extraordinary item       (7,506,060)        (4,426,292)       (2,068,302)

Income (loss) from discontinued operations                       2,098,116         (1,869,187)       (3,723,477)
Minority interest in discontinued operations                      (614,585)          (242,487)               --
                                                               -----------        -----------       -----------

Loss before extraordinary item                                  (4,793,359)        (6,052,992)       (5,791,779)
Extraordinary item:
     Loss on early extinguishment of debt                         (325,120)                --                --
                                                               -----------        -----------       -----------

Net loss                                                       $(5,118,479)       $(6,052,992)      $(5,791,779)
                                                               ===========        ===========       ===========

Basic and diluted income (loss) per common share:
     Continuing operations                                     $     (0.99)       $     (0.60)      $     (0.27)
     Discontinued operations                                          0.36              (0.22)            (0.48)
     Extraordinary item                                              (0.04)                --                --
                                                               -----------        -----------       -----------
     Net loss                                                  $     (0.67)       $     (0.82)      $     (0.75)
                                                               ===========        ===========       ===========

Basic and diluted weighted average shares outstanding            7,625,578          7,424,372         7,737,949


                            See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
CytRx Corporation and Subsidiaries


                                                  Common Stock
                                             ---------------------  Additional
                                               Shares                 Paid-in     Accumulated      Treasury
                                               Issued     Amount      Capital        Deficit         Stock          Total
                                             --------------------------------------------------------------------------------

Balance at December 31, 1995                 7,915,308    $7,915    $62,514,691   $(32,509,778)   $  (242,343)    $29,770,485

     Issuance of common stock                   29,895        30        138,324                                       138,354
     Purchase of treasury stock                                                                    (1,779,326)     (1,779,326)
     Net loss                                                                       (5,791,779)                    (5,791,779)
                                             --------------------------------------------------------------------------------
Balance at December 31, 1996                 7,945,203     7,945     62,653,015    (38,301,557)    (2,021,669)     22,337,734
     Issuance of common stock                   41,238        41        169,373                                       169,414
     Purchase of treasury stock                                                                      (176,864)       (176,864)
     Unrealized gain on sale of shares
         of subsidiary                                                2,706,397                                     2,706,397
     Beneficial conversion feature of
         convertible debentures                                         264,706                                       264,706
     Net loss                                                                       (6,052,992)                    (6,052,992)
                                             --------------------------------------------------------------------------------
Balance at December 31, 1997                 7,986,441     7,986     65,793,491    (44,354,549)    (2,198,533)     19,248,395
     Issuance of common stock                  250,485       251        630,086                                       630,337
     Purchase of treasury stock                                                                       (71,705)        (71,705)

     Net loss                                                                       (5,118,479)                    (5,118,479)
                                             --------------------------------------------------------------------------------
Balance at December 31, 1998                 8,236,926    $8,237    $66,423,577   $(49,473,028)   $(2,270,238)    $14,688,548
                                             ================================================================================

                             See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
CytRx Corporation and Subsidiaries

                                                                                    Year Ended December 31,
                                                                      --------------------------------------------------
                                                                         1998                1997               1996
                                                                      -----------        ------------       ------------
Cash flows from operating activities:
     Net loss                                                         $(5,118,479)       $ (6,052,992)      $ (5,791,779)
     Adjustments to reconcile net loss to net
         cash used in operating activities:
         Depreciation                                                     216,811             607,349            655,006
         Amortization                                                     282,732             145,644                 --
         Gain on sales of subsidiary operations                        (7,012,305)                 --                 --
         Gain on sale of real estate                                     (433,786)                 --                 --
         Charge for acquired incomplete research and development               --             951,017                 --
         Charge for beneficial conversion feature of
             convertible debentures                                            --             264,706                 --
         Impairment loss (discontinued operations)                      3,212,615                  --                 --
         Extraordinary loss on early extinguishment of debt               325,120
         Minority interest in net loss of subsidiary                     (614,585)           (242,487)                --
         Changes in assets and liabilities:
             Receivables                                                1,082,390            (979,874)          (552,002)
             Inventories                                                1,037,197          (2,263,290)            (3,190)
             Notes receivable                                             100,000                  --           (975,000)
             Other assets                                                  98,545             537,902           (162,443)
             Accounts payable                                             208,884             640,383            320,795
             Unearned revenue                                             172,380             (85,005)           251,192
             Other liabilities                                           (495,323)            382,053            200,103
                                                                      -----------        ------------       ------------
     Total adjustments                                                 (1,819,325)            (41,602)          (265,539)
                                                                      -----------        ------------       ------------

         Net cash used in operating activities                         (6,937,804)         (6,094,594)        (6,057,318)

Cash flows from investing activities:
     Purchases of held-to-maturity securities                          (6,417,066)        (22,103,140)       (12,024,022)
     Maturities of held-to-maturity securities                                 --          32,399,348          5,036,000
     Decrease in long-term investments                                  5,326,647                  --                 --
     Net proceeds from sales of subsidiary operations                   8,336,985                  --                 --
     Net proceeds from sale of real estate                              4,260,747                  --                 --
     Net cash paid for acquisition                                             --          (1,257,974)                --
     Capital expenditures, net                                            (13,317)           (273,755)          (530,051)
                                                                      -----------        ------------       ------------

         Net cash provided by (used in) investing activities           11,493,996           8,764,479         (7,518,073)

Cash flows from financing activities:
     Net proceeds from issuance of common stock                           125,880             169,414            138,354
     Redemption of debt                                                (1,650,000)                 --                 --
     Purchase of treasury stock                                           (71,705)           (176,864)        (1,779,326)
     Proceeds from issuance of debt, net of issuance costs                     --           1,803,366                 --
                                                                      -----------        ------------       ------------

         Net cash provided by (used in) financing activities           (1,595,825)          1,795,916         (1,640,972)
                                                                      -----------        ------------       ------------

Net increase (decrease) in cash and cash equivalents                    2,960,367           4,465,801        (15,216,363)

Cash and cash equivalents at beginning of year                          5,895,008           1,429,207         16,645,570
                                                                      -----------        ------------       ------------

Cash and cash equivalents at end of year                              $ 8,855,375        $  5,895,008       $  1,429,207
                                                                      ===========        ============       ============

Supplemental disclosure of cash flow information:
     Cash paid during the year for interest                           $    45,888        $     23,342       $         --
                                                                      ===========        ============       ============


                                                 See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CytRx Corporation and Subsidiaries


1.       Nature of Business

         CytRx Corporation ("CytRx" or "the Company") is a biopharmaceutical company focused on the development and commercialization of high-value human therapeutics. The Company's lead product is FLOCOR, now in pivotal Phase III clinical trials for the treatment of acute sickle cell crisis. CytRx is also developing FLOCOR for acute respiratory disorders and plans to expand its development for other vascular disorders such as shock and stroke. CytRx is also currently engaged in research in the areas of infectious disease, gene and drug delivery, vaccines, and animal feed additives.

         The Company's product sales from continuing operations include sales of TiterMax research adjuvant. Titermax is currently sold worldwide through both distributor and direct channels. The Company also markets the services of its small group of human resources professionals under the name of Spectrum Recruitment Research ("Spectrum") as a way of offsetting the Company's cost of maintaining this function. Spectrum's services are marketed primarily within metropolitan Atlanta, Georgia. The Company's operational focus is on the development and commercialization of pharmaceutical products; the TiterMax and Spectrum operations were formed as ancillary activities, and, while these operations are profitable, the Company is not dependent on the cash flows which they generate.

2.       Summary of Significant Accounting Policies

         Basis of Presentation - The consolidated financial statements include the accounts of CytRx together with those of its majority-owned subsidiaries. Certain prior year amounts have been reclassified to conform to the 1998 financial statement presentation. As more thoroughly discussed in Note 11, the operations of Proceutics, Inc. ("Proceutics") and CytRx Animal Health, Inc. ("CytRx Animal Health") (formerly VetLife, Inc.), and Vaxcel, Inc. ("Vaxcel") are presented as discontinued operations for all periods presented.

         Reverse Stock Split - All share and per share information in the accompanying consolidated financial statements and notes thereto has been retroactively adjusted to reflect a one-for-four reverse stock split effected in February 1996.

         Cash Equivalents - The Company considers all highly liquid debt instruments with an original maturity of 90 days or less to be cash equivalents. Cash equivalents consist primarily of auction-market preferred stock, commercial paper and amounts invested in money market accounts.

         Restricted Cash - In connection with a marketing and distribution agreement, CytRx Animal Health was required to obtain a letter of credit in the amount of $5 million in favor of the other party. Such unused letter of credit was collateralized by approximately $5.3 million in cash equivalents and investments at December 31, 1997. Such collateral was presented as long-term investments in the accompanying consolidated balance sheet. (See Note 11).

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

         Fair Value of Financial Instruments - The carrying amounts reported in the balance sheet for cash and cash equivalents, investments (see Note 3), accounts receivable, notes receivable, accounts payable and convertible debentures approximate their fair values. The carrying amount reported in the balance sheet for long-term debt approximates its fair value. The fair value of such long-term debt is estimated using discounted cash flow analyses based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

         Inventories - Inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) method.

         Property and Equipment - Property and equipment are stated at cost and depreciated using the straight-line method based on the estimated useful lives (twenty years for buildings and five years for equipment and furniture) of the related assets.

         Acquired Developed Technology and Other Intangibles - Acquired developed technology and other intangible assets, primarily goodwill, (see Note
11) are amortized over their estimated useful lives (fifteen years) on a straight-line basis. Management continuously monitors and evaluates the realizability of recorded acquired developed technology and other intangible assets to determine whether their carrying values have been impaired. In accordance with Financial Accounting Standards Board ("FASB") Statement No. 121, Accounting for the Impairment of Long-Lived Assets, the Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Any impairment loss is measured by comparing the fair value of the asset to its carrying amount. As more fully discussed in Note 11, management evaluated these assets during 1998 and has recorded a provision for impairment of such assets.

         Patents and Patent Application Costs - Although the Company believes that its patents and underlying technology have continuing value, the amount of future benefits to be derived therefrom is uncertain. Patent costs are therefore expensed rather than capitalized.

         Accrued Expenses and Other Current Liabilities - Accrued expenses and other current liabilities at December 31 are summarized as follows (in thousands):

                                                 1998                 1997
                                                ------               ------
         Clinical research grants               $  370               $   --
         Deferred revenue                          261                  166
         Employee incentives                        87                  350
         Distributor incentives                     --                  641
         Other                                     691                  609
                                                ------               ------
                                                $1,409               $1,766
                                                ======               ======

         Basic and Diluted Loss per Common Share - Basic and diluted loss per share are computed based on the weighted average number of common shares outstanding. Common share equivalents (which may consist of options, warrants and convertible debentures) are excluded from the computation of diluted loss per share since the effect would be antidilutive.

         Shares Reserved for Future Issuance - The Company has reserved approximately 2,453,000 of its authorized but unissued shares of common stock for future issuance pursuant to stock options and warrants and employee benefit plans.

         Revenue Recognition - Sales are recognized at the time products are shipped or services rendered. The Company does not require collateral or other securities for sales made on credit. Revenues from collaborative research arrangements and grants are generally recorded as the related costs are incurred. The costs incurred under such arrangements approximated the revenues reported in the accompanying statements of operations. License fees reported in the accompanying statements of operations consist of nonrefundable fees received upon the signing of certain technology license and option agreements. These fees were recognized as income when they were received. Such agreements generally contain provisions for additional fees upon the achievement of certain development milestones by the licensee and upon approval of the related products, followed by a royalty based upon net sales. Such fees, if any, will be recognized as income when they become receivable under the terms of the related contracts.

         Sale of Stock by a Subsidiary - The Company does not recognize gains on the sale of previously unissued stock of subsidiaries when there are significant uncertainties regarding the Company's ability to ultimately realize its investment in the subsidiary. Such gains are reflected as additional paid-in capital in the Company's consolidated financial statements.

         Stock-based Compensation - The Company grants stock options and warrants for a fixed number of shares to key employees and directors with an exercise price equal to the fair market value of the shares at the date of grant. The Company accounts for stock option grants and warrants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and, accordingly, recognizes no compensation expense for the stock option grants and warrants for which the terms are fixed. For stock option grants and warrants which vest based on certain corporate performance criteria, compensation expense is recognized to the extent that the quoted market price per share exceeds the exercise price on the date such criteria are achieved or are probable. The Company has also granted a limited number of stock options to consultants and certain third parties. These stock options generally expire after ten years from the date of grant and have exercise prices equal to the fair market value of the underlying common stock at the date of grant. Stock options granted to consultants and certain third parties are valued at their fair market value on the date the options vest and have been immaterial to date. In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation ("Statement 123"), which provides an alternative to APB 25 in accounting for stock-based compensation issued to employees. However, the Company has continued to account for stock-based compensation in accordance with APB 25.

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

         Segment Information - Effective January 1, 1998, the Company adopted FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information ("Statement 131"). Statement 131 superceded FASB Statement No. 14, Financial Reporting for Segments of a Business Enterprise. Statement 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. Statement 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of Statement 131 did not affect results of operations or financial position, but did affect the disclosure of segment information. See Note 13.

3.       Investments

         At December 31, 1998 $8,457,000 and $6,417,000 of investments were included in cash and cash equivalents and short-term investments, respectively, in the accompanying consolidated balance sheets. At December 31, 1997, $5,214,000 and $5,327,000 of investments were included in cash and cash equivalents and long-term investments, respectively. The contractual maturities of securities held at December 31, 1998 are one year or less. Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations with or without prepayment penalties. At December 31, 1998 and 1997, the Company has classified all of its investments (consisting entirely of corporate debt securities) as held-to-maturity, as summarized below (in thousands):

                                                 1998                    1997
                                               -------                 -------
         Cost                                  $14,874                 $10,541
         Gross Unrealized Gains                      3                       1
         Gross Unrealized Losses                   (38)                     --
                                               -------                 -------
         Fair Market Value                     $14,839                 $10,542
                                               =======                 =======

4.       Property and Equipment

         Property and equipment at December 31 consist of the following (in thousands):

                                                      1998                    1997
                                                     -----                  -------
         Land                                        $  --                  $   220
         Buildings and improvements                     --                    4,184
         Equipment and furnishings                     799                    2,963
                                                     -----                  -------
                                                       799                    7,367
         Less accumulated depreciation                (604)                  (2,653)
                                                     -----                  -------
                                                     $ 195                  $ 4,714
                                                     =====                  =======

5.       6% Convertible Debentures

         In October 1997, the Company privately placed with certain investors $2,000,000 of convertible notes (the "Debentures") maturing in October, 2001. The Debentures were convertible on and after December 31, 1997 into shares of CytRx Common Stock at a price of the lesser of (a) 85% of the average closing bid price for the 10 days preceding the conversion, or (b) $5.68 per share. Such beneficial conversion feature was determined to have a fair value of $265,000 at the date of issuance and was amortized to interest expense from the date of issuance through the date the Debentures first became convertible. The Debentures were sold at par and bore interest at a rate of 6% per annum. The provisions for conversion of the Debentures allowed the Company, at its discretion, to disallow conversions below $4.00 per share by redeeming the amount attempted to be converted at a 10% premium. Also in connection with the issuance of the Debentures, the investors were issued two year warrants to purchase 40,000 shares of CytRx common stock at an exercise price of $5.68. The fair value of such warrants was determined to be insignificant.

         In February and March 1998, $500,000 of the Debentures were converted into 204,104 shares of common stock. In February and May 1998, $1,500,000 of the Debentures were redeemed by the Company and total redemption premiums of $150,000 were paid. In addition, $175,000 of previously capitalized debt issue costs were expensed. The redemption premiums and debt issue costs are reflected as an extraordinary item in the statement of operations as loss on early extinguishment of debt. At December 31, 1998 there were no remaining outstanding Debentures.

6.       Commitments and Contingencies

          Rental expense from continuing operations under operating leases during 1998, 1997 and 1996 approximated $154,000, $13,000 and $14,000, respectively. Minimum annual future obligations for operating leases are $164,000, $163,000, $167,000, $171,000, $178,000 and $863,000 in 1999, 2000,
2001, 2002, 2003, and 2004 and beyond, respectively. Aggregate minimum future subrentals the Company expects to receive under noncancellable subleases total approximately $38,000 at December 31, 1998.

7.       Stock Options and Warrants

         CytRx and Vaxcel have stock option plans pursuant to which certain key employees and directors are eligible to receive incentive and/or nonqualified stock options to purchase shares of CytRx's or Vaxcel's common stock. The options granted under the plans generally become exercisable over a three year period from the dates of grant and have lives of ten years. Certain options granted to the Company's executive officers and others contain alternative or additional vesting provisions based on the achievement of corporate objectives. Additionally, the Company has granted warrants to purchase shares of the Company's common stock to its President and Chief Executive Officer subject to vesting criteria as set forth in his warrant agreements; such warrants have lives of ten years from the dates of grant. Exercise prices of all options and warrants are set at the fair market values of the common stock on the dates of grant. During 1998, the Company repriced all outstanding options and warrants held by current employees to the then current market value. No compensation expense was recorded for the three years ended December 31, 1998; however, as of March 9, 1999, the vesting criteria for 680,238 options and warrants had been achieved, resulting in $735,500 of compensation expense which will be recorded in the first quarter of 1999.

         A summary of the Company's stock option and warrant activity and related information for the years ended December 31 is shown below.

                                                       Options and Warrants        Weighted Average Exercise Price
                                              ------------------------------------ -------------------------------
                                                 1998         1997         1996       1998      1997       1996
                                              ----------   ----------   ----------   -----      ----       ----
         Outstanding - beginning of year       1,439,297    1,237,031    1,018,289   $4.87     $5.00      $ 6.08
         Granted                                 902,488      221,700      275,688    2.65      4.35        3.72
         Exercised                                    --           --           --      --        --          --
         Forfeited                               (83,477)     (19,434)     (56,946)   4.37      6.64       20.44
         Expired                                      --           --           --      --        --          --
                                              ----------   ----------   ----------   -----     -----      ------
         Outstanding - end of year             2,258,308    1,439,297    1,237,031   $1.17     $4.87      $ 5.00
                                              ==========   ==========   ==========

         Exercisable at end of year            1,104,620      940,541      874,946   $1.33     $5.22      $ 5.22

         Weighted average fair value
           of options and warrants
           granted during the year:           $     2.30   $     3.97   $     3.39

         The following table summarizes additional information concerning options and warrants outstanding and exercisable at December 31, 1998:

                                       Options Outstanding                                  Options Exercisable
               --------------------------------------------------------------------     -----------------------------
                                                       Weighted
                                                        Average
                                                       Remaining        Weighted                          Weighted
                  Range of                            Contractual        Average          Number           Average
               Exercise Prices   Number of Shares    Life (years)    Exercise Price     Exercisable    Exercise Price
               ---------------   ----------------    ------------    --------------     -----------    --------------
                  $ .75 -  1.00      2,189,206            7.3           $   .99          1,045,518        $  1.00
                   2.75 -  5.00         23,750            4.8              3.96             16,750           4.25
                   6.50 -  7.75         34,414            5.2              7.27             29,414           7.19
                  9.125 - 31.00         10,938            5.7             12.01             10,938          12.01
                                     ---------                                           ---------
                                     2,258,308            7.3              1.17          1,104,620           1.33
                                     =========                                           =========

         A summary of Vaxcel's stock option activity and the related information for the years ended December 31 is shown below.

                                                                Options                       Weighted Average Exercise Price
                                               ---------------------------------------       ---------------------------------
                                                  1998            1997           1996         1998          1997          1996
                                                  ----            ----           ----         ----          ----          ----
         Outstanding - beginning of year         847,000        794,453        735,000       $1.63         $1.50         $1.50
         Granted                                 510,000         63,000         73,620         .63          3.18          1.50
         Exercised                                    --         (5,333)            --          --          1.50            --
         Forfeited                              (281,500)        (5,120)       (14,167)       1.73          1.50          1.50
                                               ---------        -------       --------
         Outstanding - end of year             1,075,500        847,000        794,453       $1.12         $1.63         $1.50
                                               =========        =======       ========

         Exercisable at end of year              160,661        293,663        184,332       $1.68         $1.57         $1.50

         Weighted average fair value of
         options granted during the year      $      .42       $   1.82       $   0.83

         The exercise prices for Vaxcel's options outstanding as of December 31, 1998 ranged from $.63 to $3.25. The weighted average remaining contractual life of those options is 6.2 years.

         The Company and Vaxcel have elected to follow APB 25 and related Interpretations in accounting for their employee stock options and warrants because, as discussed below, the alternative fair value accounting provided for under Statement 123 requires use of option valuation models that were not developed for use in valuing employee stock options.

         Pro forma information regarding net loss and loss per share is required by Statement 123, which also requires that the information be determined as if the Company and Vaxcel had accounted for their employee stock options granted and warrants issued subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for the Company's options and warrants was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

                                                      1998           1997           1996
                                                     -----          -----           ----
         Weighted average risk free interest rate    5.64%          6.22%          6.30%
         Dividend yields                                 0%             0%             0%
         Volatility factors of the expected market
         price of the Company's common stock         1.026          1.055           1.12
         Weighted average life of the option             8              8              8
         (years)

         The fair value for Vaxcel's options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

                                                     1998       1997       1996
                                                     ----       ----       ----
         Weighted average risk free interest rate    5.83%      6.53%      6.34%
         Dividend yields                                0%         0%         0%
         Volatility factors of the expected market
         price of the subsidiary's common stock      .563       .585       .378
         Weighted average life of the option            8          8          8
         (years)

         The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's and its subsidiary's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

         For purposes of pro forma disclosures, the estimated fair value of the options and warrants is amortized to expense over the options' vesting periods. The Company's pro forma information is as follows (in thousands, except per share data):

                                             1998           1997           1996
                                           -------        -------        -------
         Pro forma net loss                $(6,521)       $(6,969)       $(6,343)
         Pro forma net loss per share
         (basic and diluted)               $  (.86)       $  (.94)       $  (.82)

8.       Shareholder Protection Rights Plan

         Effective April 16, 1997, the Company's Board of Directors declared a distribution of one Right for each outstanding share of the Company's common stock to stockholders of record at the close of business on May 15, 1997 and for each share of common stock issued by the Company thereafter and prior to a Flip-in Date (as defined below). Each Right entitles the registered holder to purchase from the Company one-ten thousandth (1/10,000th) of a share of Series A Junior Participating Preferred Stock, at an exercise price of $30. The Rights are generally not exercisable until 10 business days after an announcement by the Company that a person or group of affiliated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the Company's then outstanding shares of common stock (a "Flip-in Date").

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

         The Rights have been distributed to protect the Company's stockholders from coercive or abusive takeover tactics and to give the Board of Directors more negotiating leverage in dealing with prospective acquirors.

9.       Retirement Plan

         The Company maintains a defined contribution retirement plan (the "Plan") covering employees of the Company. Historically, at the Board of Directors' discretion, the Company has matched 50% of the participant's contribution with common stock. The Company's matching contribution vests over 3 years. Total expense for the Plan for the years ended December 31, 1998, 1997 and 1996 was approximately $110,000, $176,000 and $156,000, respectively, of which $44,000, $120,000 and $95,000 related to discontinued operations for the years ended December 31, 1998, 1997 and 1996, respectively.

10.      Income Taxes

         For income tax purposes, CytRx and its subsidiaries have an aggregate of approximately $49.2 million of net operating losses available to offset against future taxable income, subject to certain limitations. Included in this amount is $3,360,000 of net operating losses generated by Zynaxis prior to the merger. See discussion below. Such losses expire in 2000 through 2018. They also have an aggregate of approximately $1.2 million of research and development credits available for offset against future income taxes which expire in 2000 through 2010.

         Deferred income taxes reflect the net effect of temporary differences between the financial reporting carrying amounts of assets and liabilities and income tax carrying amounts of assets and liabilities. The components of the Company's deferred tax assets and liabilities are as follows:

                                                                 December 31,
                                                        -------------------------------
                                                            1998               1997
                                                        ------------       ------------
         Deferred tax assets:
           Net operating loss carryforward              $ 18,677,000       $ 16,942,000
           Tax credit carryforward                         1,245,000          1,096,000
           Other                                           1,218,000          1,396,000
                                                        ------------       ------------
         Total deferred tax assets                        21,140,000         19,434,000
         Deferred tax liabilities:
           Acquired developed technology and other          (228,000)        (1,556,000)
             intangibles
           Depreciation and other                           (143,000)          (194,000)
                                                        ------------       ------------
         Total deferred tax liabilities                     (371,000)        (1,750,000)
                                                        ------------       ------------
         Net deferred tax assets                          20,769,000         17,684,000
         Valuation allowance                             (20,769,000)       (17,684,000)
                                                        ------------       ------------
                                                        $         --       $         --
                                                        ============       ============

         Based on assessments of all available evidence as of December 31, 1998 and 1997, management has concluded that the respective deferred income tax assets should be reduced by valuation allowances equal to the amounts of the deferred income tax assets.

         The total amount of net operating loss carryforwards generated by Zynaxis, Inc. prior to its merger with Vaxcel (see Note 11) was $31,000,000. The use of pre-acquisition operating loss carryforwards is subject to limitations imposed by the Internal Revenue Code. The Company anticipates that these limitations will affect utilization of the carryforwards prior to expiration. Therefore, for financial reporting purposes the Company has recorded a deferred tax asset of $1,277,000 related only to $3,360,000 of net operating losses not anticipated to be affected by these limitations. A corresponding valuation allowance of $1,277,000 has been recorded. When realized, the tax benefit of these loss carryforwards will be applied to reduce acquired developed technology and other intangibles related to the acquisition of Zynaxis.

11.      Discontinued Operations

Vaxcel, Inc.
         Acquisition of Zynaxis, Inc. - In December 1996 CytRx, Vaxcel, Inc. ("Vaxcel") and Zynaxis, Inc. ("Zynaxis") signed an agreement whereby Zynaxis would be merged with a wholly-owned subsidiary of Vaxcel. At that time Zynaxis was a publicly-held biotechnology company engaged in the development of certain vaccine technologies. The transaction was approved by the Zynaxis stockholders at a meeting held on May 21, 1997 and was consummated as of that date.

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

         Pursuant to the agreement, CytRx was to provide up to $2 million to Zynaxis under a secured credit facility during the period prior to closing of the merger, at which time the outstanding principal and interest was to be contributed to the capital of Vaxcel, together with additional equity in the amount of $4 million less the outstanding principal and interest of the secured note. At the time of closing the outstanding principal and interest of the secured note to Zynaxis was approximately $1.7 million, resulting in a net cash infusion from CytRx to Vaxcel of approximately $2.3 million. In addition, at the date of closing, Vaxcel issued to CytRx a one-year warrant entitling CytRx to purchase a number of shares of Vaxcel common stock equal to the amount of capital which may be necessary for Vaxcel to satisfy requirements for inclusion in the Nasdaq SmallCap Market, divided by one-half of the $2.91 per share transaction price at the date of closing. The warrant expired unexercised.

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

         In accordance with the provisions of APB Nos. 16 and 17, all identifiable assets acquired, including identified intangible assets and liabilities assumed, were assigned a portion of the purchase price based on their respective fair values. The fair values of the acquired developed technology and incomplete research and development were determined based on an independent appraisal. A summary of the allocation of the purchase price is as follows (in thousands):

         Net tangible assets, less outstanding liabilities                 $ (830)
         Acquired developed technology and other intangibles                4,241
         Acquired incomplete research and development                         951
                                                                           ------
                                                                           $4,362
                                                                           ======

         Presentation as Discontinued Operations - During 1998, Vaxcel's Board of Directors retained an investment banking firm to introduce Vaxcel and its technology licenses to the trade with the purpose of concluding a strategic transaction for the benefit of the Vaxcel shareholders. The Company was considering all available options for the disposition of Vaxcel, including license or sale of specific technologies and possible merger with another organization. Based on the results of the investment banking firm's efforts and management's reevaluation of CytRx's strategic direction, in the fourth quarter of 1998 the Company adopted a plan to dispose of the research and development activities in which Vaxcel is engaged. The Company intends to complete the plan during 1999. As a result of adopting such a plan, the operations of Vaxcel are presented as discontinued operations in the accompanying consolidated statements of operations. The results of operations of Vaxcel have been reclassified from income (loss) from continuing operations to discontinued operations for the two years ended December 31, 1997.

         Net losses (net of minority interest) associated with Vaxcel included in income (loss) from discontinued operations were approximately $(4,319,000), $(2,357,000) and $(1,124,000) for the years ended December 31, 1998, 1997 and
1996, respectively. See discussion below regarding the 1998 impairment loss. A summary of the assets and liabilities of Vaxcel which are included in the consolidated balance sheets at December 31, 1998 and 1997 is as follows (in thousands):

                                                   1998                 1997
         Current assets                            $314               $  833
         Property and equipment, net                  7                   74
         Other assets                               655                4,551
                                                   ----               ------
         Total assets                              $976               $5,458
                                                   ====               ======
         Total liabilities                         $618               $  167
                                                   ====               ======

Impairment Loss - In its efforts to raise additional capital, Vaxcel has been soliciting bids for the sublicense or purchase of Vaxcel's acquired developed technology, either together with or separately from Vaxcel's other technologies. During the fourth quarter, the results of the investment firms's efforts indicated to management that the acquired developed technology might be impaired. As a result of this indication, Vaxcel performed an evaluation to determine, in accordance with Statement 121, whether future cash flows (undiscounted and without interest charges) expected to result from the use and eventual disposition of the acquired developed technology would be less than its aggregate carrying amount and an allocation of goodwill resulting from the Zynaxis merger. Statement 121 requires that when a group of assets being tested for impairment was acquired as part of a business combination accounted for using the purchase method of accounting, any goodwill that arose as part of the transaction must be included as part of the asset grouping. As a result of the evaluation, management determined that the estimated future cash flows expected to be generated by the acquired developed technology would be less than its carrying amount and allocated goodwill, and therefore the asset is impaired as defined by Statement 121. Consequently, the original cost basis of the acquired developed technology and allocated goodwill were reduced to reflect the fair market value at the date the evaluation was made, resulting in a $3,213,000 impairment loss. In determining the fair market value of the asset, management considered the transaction described below, among other factors.

Potential Sale of Technology - In January 1999, Vaxcel entered into an agreement with a third party giving the third party the option to purchase the rights to certain of its technologies for an aggregate purchase price of $600,000. The third party paid a nonrefundable option fee of $200,000, with an additional $400,000 due upon the exercise of the option. The initial option period expires on March 22, 1999, subject to extension upon payment of additional fees by the third party.

Proceutics, Inc.
         In February 1998, CytRx's wholly-owned subsidiary, Proceutics consummated a sale of substantially all of its non-real estate assets to Oread Laboratories, Inc. ("Oread") for approximately $2.1 million. Proceutics retained its real estate assets consisting of a laboratory building which it leased to Oread. The laboratory building was subsequently sold in May 1998 (see Note 12). Prior to consummation of this transaction, Proceutics provided preclinical development services to the pharmaceutical industry.

         Net income (loss) associated with Proceutics included in income (loss) from discontinued operations was approximately $1,387,000, $(138,000) and $(1,448,000) for the years ended December 31, 1998, 1997 and 1996, respectively (see Note 13). A $782,000 gain related to the sale of non-real estate assets is included in income from discontinued operations for 1998, as well as a $434,000 gain on the sale of Proceutics' real estate assets (see Note 12). A summary of the assets and liabilities of Proceutics which were sold and which are included in the consolidated balance sheet at December 31, 1997 is as follows (in thousands):

         Current assets                            $  721
         Property and equipment, net                  696
                                                   ------
         Total assets                              $1,417
                                                   ------
         Total liabilities                         $  228
                                                   ======

CytRx Animal Health, Inc.
         In April 1998, CytRx's wholly-owned subsidiary, CytRx Animal Health, consummated the sale of substantially all of its assets related to its cattle marketing operations to VetLife, LLC ("VL LLC") (an unaffiliated company) for a total purchase price of $7,500,000, subject to certain working capital adjustments, plus contingent payments based on certain events and future sales of specified products of VL LLC and its affiliates that, if made in full, could total up to $5,500,000. CytRx Animal Health retained $5.3 million in investments that were pledged to secure a letter-of-credit, as well as the rights to certain technologies licensed from CytRx. Prior to consummation of this transaction, CytRx Animal Health was engaged in marketing and distributing products to enhance North American beef cattle productivity.

         Net income (loss) associated with CytRx Animal Health included in income (loss) from discontinued operations was approximately $5,645,000, $868,000 and $(1,151,000) for the years ended December 31, 1998, 1997 and 1996, respectively (see Note 13). A gain related to the sale of $6,230,000 is included in income from discontinued operations for 1998. A summary of the assets and liabilities of CytRx Animal Health which were sold and which are included in the consolidated balance sheet at December 31, 1997 is as follows (in thousands):

         Current assets                            $3,695
         Property and equipment, net                  100
                                                   ------
         Total assets                              $3,795
                                                   ======
         Total liabilities                         $2,048
                                                   ======

12.      Sale of Real Estate

         In May 1998, CytRx and Proceutics consummated the sale of the two buildings owned by them at 150 and 154 Technology Parkway, Norcross, Georgia, to Alexandria Real Estate Equities, Inc. ("Alexandria") for $4.5 million. Proceutics' rights and obligations under the lease to Oread (See Note 11) were assigned to Alexandria, and CytRx leases the building at 154 Technology Parkway from Alexandria. CytRx will also be responsible for all operating expenses for the property. Proceutics recorded a gain of $434,000 for the sale of the its building. A gain of $279,000 on the sale/leaseback of the CytRx building was deferred and will be amortized over the ten year lease period.

13.      Segment Reporting

         The Company has six reportable segments: Research Products (TiterMax), Recruiting Services (Spectrum), Product Development (core business of development and commercialization of pharmaceutical-related products), Cattle Marketing Operations (CytRx Animal Health), Vaccine Development (Vaxcel) and Pharmaceutical Services (Proceutics). See Notes 1 and 11 for a description of these operations.

         The Company adopted FASB Statement No. 131, Disclosures About Segments of an Enterprise and Related Information, in 1998 which changes the way the Company reports information about its operating segments. The information for 1997 and 1996 has been restated from the prior year's presentation in order to conform to the 1998 presentation. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies (see Note 1). The Company evaluates performance of its operating segments based primarily on profit or loss from operations before income taxes. Summarized financial information concerning the Company's reportable segments is shown in the following table.

                                              Continuing Operations                            Discontinued Operations
                                  ----------------------------------------------- -------------------------------------------------
                                                                       Total       Cattle      Pharma-                    Total
                                  Research   Recruiting   Product    Continuing  Marketing     ceutical      Vaccine   Discontinued
       (in thousands)             Products   Services   Development  Operations  Operations    Services    Development  Operations
---------------------------       --------   --------   -----------  ----------  ----------    --------    -----------  ----------
1998:
Sales to external customers         $481       $351      $    --      $   832     $ 4,383      $   419      $    --       $ 4,802
Intersegment sales                    --         --           --           --          --          131           --           131
Collaborative, grant & other          --         --          756          756          --           --          167           167
revenue
Interest income                       --         --        1,007        1,007          --           22           13            35
Interest expense                      --         --           46           46          --            3            7            10
Depreciation and amortization         --         --          120          120           8           78          294           380
Unusual Items:
  Gain on sale of business            --         --           --           --       6,230          782           --         7,012
  Gain on sale of real estate         --         --           --           --          --          434           --           434
  Provision for asset impairment      --         --           --           --          --           --        3,213         3,213
  Loss on early debt
    extinguishment                    --         --          325          325          --           --           --            --
Segment profit (loss)                231        114       (8,176)      (7,831)      5,645        1,387       (4,319)        2,713
Total assets                          --         --       15,666       15,666          --           --          976           976
Capital expenditures                  --         --          112          112          --           12            4            16

1997:
Sales to external customers          456        422           --          878      13,469        1,984           --        15,453
Intersegment sales                    --         --           --           --          --          853           --           853
Collaborative, grant & other
  revenue                             --         --          630          630          --           --          243           243
Interest income                       --         --          752          752          --            2           46            48
Interest expense                      --         --          293          293          --           36            1            37
Depreciation and amortization         --         --          171          171          16          365          201           582
Segment profit (loss)                193         77       (4,696)      (4,426)        868         (138)      (2,357)       (1,627)
Total assets                          --         --       11,477       11,477       3,795        4,176        5,458        13,429
Capital expenditures                  --         --           98           98          11          165           --           176

1996:
Sales to external customers          522        358           --          880         711        1,004           --         1,715
Intersegment sales                    --         --           --           --          --          627           --           627
Collaborative, grant & other
  revenue                             --         --          397          397          --           --          128           128
Interest income                       --         --        1,162        1,162          --            2            7             9
Interest expense                      --         --           --           --          --           25           --            25
Depreciation and amortization         --         --          151          151          15          437           52           504
Segment profit (loss)                173         28       (2,269)      (2,068)     (1,151)      (1,448)      (1,124)       (3,723)
Total assets                          --         --       18,869       18,869         735        4,317          378         5,430
Capital expenditures                  --         --           76           76         115          336            3           454

Report of Independent Auditors

The Board of Directors and Stockholders
CytRx Corporation

         We have audited the accompanying consolidated balance sheets of CytRx Corporation as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CytRx Corporation at December 31, 1998 and 1997 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP


Atlanta, Georgia
March 9, 1999